.
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                 AMENDMENT No. 1

                                 ---------------
                               CIRTRAN CORPORATION
                         (Name of issuer in its charter)
                                 ---------------
     Nevada                             3672                      68-0121636
(State of incorporation)    (Primary Standard Industrial      (I.R.S. Employer
                             Classification Code Number)     Identification No.)

                              4125 SOUTH 6000 WEST
                          WEST VALLEY CITY, UTAH 84128
                                 (801) 963-5112
    (Address and telephone number of registrant's principal executive offices and principal place of business)
                                ----------------
                                 IEHAB HAWATMEH
                              4125 SOUTH 6000 WEST
                          WEST VALLEY CITY, UTAH 84128
                                 (801) 963-5112
            (Name, Address and telephone number of agent for service)
                                ----------------
                                   Copies to:

                                BRENT CHRISTENSEN
                                 SCOTT CARPENTER
                             PARSONS BEHLE & Latimer
                        201 South Main Street, Suite 1800
                           Salt Lake City, Utah 84111
                                 (801) 532-1234

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ x ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following boxes and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following boxes and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS                      SUBJECT TO COMPLETION, DATED o, 2001
--------------------------------------------------------------------------------


The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                               CirTran Corporation
                              A Nevada Corporation

                                [OBJECT OMITTED]

                        52,978,350 Shares of Common Stock
                                $0.001 per share

This prospectus relates to 52,978,350 shares of common stock of CirTran Corporation, a Nevada corporation, being offered by certain selling shareholders identified in this prospectus. All of the shares, when sold, will be sold by these selling shareholders. We will not receive any of the proceeds from the sale of the shares.

                            -------------------------



                 Investing in the shares involves certain risks.
                    See "Risk Factors" beginning on page 5.

                            -------------------------



Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                            -------------------------


                                     o, 2001

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering and selling the shares only in jurisdictions where offers and sales are permitted. The information contained herein is accurate only as of the date of this prospectus, regardless of the time of the delivery of the prospectus or any sale of the shares. In this prospectus, references to "CirTran," "the Company," "we," "us," and "our," refer to CirTran Corporation and its subsidiaries.

                                TABLE OF CONTENTS

Prospectus Summary...........................................................3
Risk Factors.................................................................5
Use of Proceeds..............................................................9
Determination of Offering Price..............................................9
Dilution....................................................................10
Description of Business.....................................................10
Management's Discussion and Analysis of Financial Condition
and Results of Operations...................................................17
Directors and Executive Officers............................................23
Executive Compensation......................................................24
Security Ownership of Certain Beneficial Owners and Management..............26
Certain Relationships and Related Transactions..............................27
Description of Common Stock.................................................27
Market for Common Shares and Related Stockholder Matters....................28
Selling Shareholders........................................................29
Plan of Distribution........................................................31
Available Information.......................................................32
Legal Proceedings...........................................................32
Changes in and Disagreements With Accountants on Accounting and
Financial Disclosure........................................................33
Experts and Counsel.........................................................34
Commission's Position on Indemnification for Securities Act Liabilities.....34
Index to Financial Statements...............................................35

                             SUMMARY OF OUR OFFERING

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully.

Our Business:                        We  provide  a mixture  of high and  medium
                                     size volume turnkey manufacturing  services
                                     for    electronics    original    equipment
                                     manufacturers,     or    OEMs,    in    the
                                     communications,   networking,  peripherals,
                                     gaming,          consumer         products,
                                     telecommunications,   automotive,  medical,
                                     and   semiconductor    industries.    These
                                     services  include  providing design and new
                                     product introduction services, just-in-time
                                     delivery  on  low-volume  to  medium-volume
                                     turnkey and consignment projects, and other
                                     value-added   manufacturing  services.  Our
                                     manufacturing    processes    include   the
                                     following:    surface   mount   technology,
                                     ball-grid      array      assembly      and
                                     pin-through-hole  technology, which are all
                                     methods of attaching electronic  components
                                     to circuit boards;  manufacturing  and test
                                     engineering    support   and   design   for
                                     manufacturability;   and   in-circuit   and
                                     functional test and full-system  mechanical
                                     assembly.  We also  design and  manufacture
                                     Ethernet  cards  that are  used to  connect
                                     computers  through fiber optic networks and
                                     market these cards through an international
                                     network   of   distributors,    value-added
                                     resellers and system integrators.

Corporate Organization:              We incorporated in Nevada in 1987 under the
                                     name  Vermillion  Ventures,  Inc.,  for the
                                     purpose  of   acquiring   other   operating
                                     corporate   entities.   We   were   largely
                                     inactive  until  the  year  2000,  when  we
                                     effected  a  reverse  split  in our  common
                                     stock,  reducing our issued and outstanding
                                     shares to 116,004.  In July 2000, we issued
                                     10,000,000   shares  of  common   stock  to
                                     acquire,     through    our    wholly-owned
                                     subsidiary,   CirTran  Corporation  (Utah),
                                     substantially all of the assets and certain liabilities of Circuit Technology, Inc., a Utah corporation. The shares we issued to Circuit Technology in connection with the acquisition represented approximately 98.6% of our issued and outstanding common stock immediately following the acquisition.

                                     Effective  August 6,  2001,  we  effected a
                                     1:15 forward  split and stock  distribution
                                     which  increased  the  number of our issued
                                     and outstanding shares of common stock from
                                     10,420,067   to   156,301,005.    We   also
                                     increased  our   authorized   capital  from
                                     500,000,000 to 750,000,000 shares of common
                                     stock.

                                     Our  address is 4125 South 6000 West,  West
                                     Valley City, Utah 84128, and our phone number is (801) 963-5112.

The Offering:                        The  selling  shareholders  will sell up to
                                     52,978,350 shares of our common stock. We currently have 158,926,005 shares of common stock issued and outstanding and will have the same number of shares of common stock issued and outstanding following completion of this offering. We will not receive any proceeds from the sales of common stock by the selling shareholders. Our common stock is not listed on any exchange, but it is traded on the Pink Sheets under the symbol
                                     "CIRT."


                           Summary and Operating Data

                                                              Year Ended                       Six Months
                                                        December 31, (Audited)         Ended June 30, (Unaudited)
--------------------------------------------------------------------------------------------------------------------
                                                        2000               1999           2001            2000
Statement of Operations Data:                        (Restated)                        (Restated)      (Restated)
                                                  -----------------   ----------------------------------------------
Net sales                                         $    6,373,096      $     9,860,489    $ 1,070,965     $ 2,680,038

Cost of sales                                          6,792,393           10,427,294        851,251       2,183,107
                                                  -----------------   ----------------------------------------------

           Gross profit (loss)                          (419,297)            (566,805)       219,714         496,931

Selling, general and administrative expenses           2,710,275            2,594,430      1,288,499       1,371,797
                                                  -----------------   ----------------------------------------------

           Loss from operations                       (3,129,572)          (3,161,235)    (1,068,785)       (874,866)

Other income (expense)
    Interest                                          (1,051,027)            (764,486)      (543,507)       (308,317)
    Other, net                                               945              156,816          4,100             400
                                                  -----------------   ----------------------------------------------

                                                      (1,050,082)            (607,670)      (539,407)       (307,917)
                                                  -----------------   ----------------------------------------------

           Loss before income taxes                   (4,179,654)          (3,768,905)    (1,608,192)     (1,182,783)

Income taxes                                                   -                    -              -               -
                                                  -----------------   ----------------------------------------------

           Net loss                               $   (4,179,654)     $    (3,768,905)  $ (1,608,192)   $ (1,182,783)
                                                  =================   ==============================================

Loss per common share
    Basic                                             $   (0.03)         $  (0.03)      $  (0.01)       $  (0.01)
    Diluted                                           $   (0.03)         $  (0.03)      $  (0.01)       $  (0.01)

Weighted-average common shares outstanding
      Basic                                          142,765,555          119,296,580    156,301,005     132,191,362
    Diluted                                          142,765,555          119,296,580    156,301,005     132,191,362



                                                     12/31/2000                         6/30/2001
                                                  -----------------                  ---------------
    Balance Sheet Data:

    Cash and Cash Equivalents                           $    11,068                  $         427
    Trade Accounts Receivable, net                          874,097                        494,181
    Inventories                                           1,755,786                      1,718,172
    Total Assets                                          4,616,790                      3,963,843

    Current Liabilities                                   8,399,522                      9,445,690
    Long-Term Obligations                                   529,964                        441,041
    Capital Lease Obligations                                14,257                         12,257
    Stockholders' Deficit                                (4,326,953)                    (5,935,145)
                                                  -----------------                  ---------------
         Total Liabilities & Stockholders'
          Deficit                                      $  4,616,790                  $   3,963,843



                                  RISK FACTORS


In addition to the other information in this prospectus, the following risk factors should be considered carefully in evaluating our business before purchasing any of our shares of common stock. A purchase of our common stock is speculative and involves significant and substantial risks. Any person who is not in a position to lose the entire amount of his investment should forego purchasing our common stock.

Risks Related to Our Operations

WE HAVE A HISTORY OF OPERATING LOSSES AND WE EXPECT TO CONTINUE TO GENERATE LOSSES.

Our expenses are currently greater than our revenues. We have had a history of losses and our accumulated deficit was $10,147,408 at December 31, 2000 and $11,755,600 at June 30, 2001. Our net operating loss for the year ending December 31, 2000 was $4,179,654, compared to $3,768,905 for the year ending December 31, 1999, and was $1,608,192 for the six month period ending June 30, 2001, compared to $1,182,783 for the same period in 2000. Our level of sales has declined during the same period. Our ability to operate profitably depends on our ability to increase our sales and achieve sufficient gross profit margins for sustained growth. We can give no assurance that we will operate profitably.

OUR CURRENT LIABILITIES EXCEED OUR CURRENT ASSETS BY A SIGNIFICANT AMOUNT AND WE MAY NOT CONTINUE AS A GOING CONCERN.

Our financial statements indicate a trend of an increasingly larger excess of current liabilities over current assets. Our current liabilities exceeded our current assets by the following amounts as of the dates indicated: $3,323,654 as of December 31, 1999; $5,664,395 as of December 31, 2000; $6,304,043 as of March
31, 2001; and $7,130,274 as of June 30, 2001. This trend raises substantial doubt about our ability to continue as a going concern. Unless we obtain additional financing through operations, investment capital or otherwise, there is significant doubt we will be able to meet our obligations as they come due and will be unable to execute our long-term business plans.

OUR SALES VOLUME HAS DECREASED SIGNIFICANTLY OVER THE LAST TWO YEARS.

Our sales volume is on a downward trend, as indicated by the following levels of net sales for the periods indicated: $9,860,489 for the year ending December 31, 1999; $6,373,096 for the year ending December 31, 2000; $2,680,038 for the six-month period ending June 30, 2000, compared to $1,070,965 for the same period in 2001. On an annualized basis, this trend indicates a 78% decrease in sales from 1999 to 2001. Unless we are successful in increasing both sales and net profit margins, there is significant doubt that we will be able to continue as a going concern.

WE ARE DEPENDENT ON A SMALL NUMBER OF CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUE, AND OUR OPERATING RESULTS HAVE BEEN ADVERSELY AFFECTED BY THE LOSS OF OUR PRINCIPAL CUSTOMER.

During 2000, approximately 30% of our total revenues were derived from one customer, and 34% from our top two customers. In the last half of 2000, Entrada Networks, Inc., successor in interest to our principal customer, Osicom Technologies, Inc., cancelled completion of a large order due to a downturn in Entrada's business. We are currently litigating the exact size of the order and the circumstances surrounding its cancellation (see "Legal Proceedings" below), but we believe the gross amount of the order was approximately $3.8 million, of which $1.8 million was actually completed and shipped in 2000. We have quantified our losses from this cancellation, not including lost revenue, at approximately $875,000. Of this amount, approximately $360,000 was attributable to unused materials that we were contractually obligated to pay for, and approximately $275,000 is attributable to product actually shipped for which we have not received payment.

WE NEED TO RAISE ADDITIONAL CAPITAL BUT, DUE TO OUR CURRENT FINANCIAL SITUATION, WE MAY NOT BE ABLE TO DO SO.

Our operating costs and interest expense currently total approximately $130,000 per month. Because our income from operations is not sufficient to meet these expenses, we must depend on other sources of capital to fund our operations. We have operated without a line of credit since December 1999, and it is unlikely that we will be able, in our current financial condition, to obtain additional debt financing; and if we did acquire more debt, we would have to devote additional cash flow to pay the debt and secure the debt with assets. We may therefore have to rely on equity financing to meet our anticipated capital needs. There can be no assurances that we will be successful in obtaining such capital. If we issue additional shares for debt and/or equity, this will serve to dilute the value of our common stock and existing shareholders' positions. If we are unsuccessful in obtaining additional funding to finance our operations, there is serious doubt that we will be able to continue as a going concern.

WE HAVE SIGNIFICANT SHORT-TERM DEBT WHICH WE ARE NOT CURRENTLY ABLE TO FULLY SERVICE.

We have significant short-term debt, including, at June 30, 2001, approximately $1.9 million in accounts payable, $1.0 million in demand notes due certain of our shareholders, and $3.0 million in accrued liabilities, a significant portion of which consist of delinquent federal and state payroll taxes (see "Legal Proceedings"). We are currently not able to fully service this debt. We are attempting to negotiate forbearance agreements with many of our creditors and to restructure our short-term debt. There can be no assurance that we will be successful in these efforts.

WE ARE INVOLVED IN SEVERAL LEGAL PROCEEDINGS THAT MAY GIVE RISE TO SIGNIFICANT LIABILITIES.

We have accrued delinquent payroll tax liabilities of approximately $1.3 million and have not yet resolved a payment schedule with respect to most of this amount. We are involved in litigation with a number of our suppliers and vendors and are currently a defendant in an action for alleged breach of a sublease agreement that may result in liability to us of up to $2.5 million (see "Legal Proceedings"). Though we are attempting to negotiate settlements to all of the various claims against us, there can be no assurance that we will be successful in those negotiations or that, if successful, we will be able to service any payment obligations which may result from such settlements.

TWO OF OUR SENIOR OFFICERS ARE THE SUBJECT OF A CRIMINAL PROCEEDING UNRELATED TO OUR BUSINESS.

Our president, Iehab Hawatmeh, and his brother, Shaher Hawatmeh, who is Executive Vice-President of CirTran Corporation (Utah), are the subject of a criminal proceeding in the Third Judicial District Court, Salt Lake City, Utah. As is disclosed more fully below in the section entitled, "Directors and Executive Officers," Messrs. Hawatmeh have been charged with the assault and the aggravated kidnapping of their sister, Muna Hawatmeh. Iehab Hawatmeh is a Jordanian citizen and has permanent resident status in the United States. If he is convicted of the kidnapping charge, he could be sent to prison or possibly deported. Shaher Hawatmeh is a United States citizen and, if convicted of the kidnapping charge, could be sent to prison. In either event, we would lose the services of our two senior officers and there would be substantial doubt that we could continue our business.

WE ARE DEPENDENT ON THE CONTINUED SERVICES OF OUR PRESIDENT, AND HIS UNTIMELY DEATH OR DISABILITY COULD HAVE A MATERIAL ADVERSE EFFECT UPON OUR COMPANY.

We view the continued services of our president, Iehab Hawatmeh, as critical to the success of our company. Though we have an employment agreement with Mr. Hawatmeh (see "Executive Compensation"), we have no key-man life insurance on him, nor are we in a position financially to acquire such insurance, and his untimely death or disability could have a material adverse affect on our operations.

Risks Related to Our Industry

THE VARIABILITY OF CUSTOMER REQUIREMENTS IN THE ELECTRONICS INDUSTRY COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

Electronic manufacturing service providers must provide increasingly rapid turnaround time for their original equipment manufacturer (OEM) customers. We do not obtain firm, long-term purchase commitments from our customers and have experienced a demand for reduced lead-times in customer orders. Our customers may cancel their orders, change production quantities or delay design and production for several factors. Cancellations, reductions or delays by a significant customer or group of customers could adversely affect our results of operations. Additional factors that affect the electronics industry and that could have a material adverse effect on our business include the inability of our customers to adapt to rapidly changing technology and evolving industry standards and the inability of our customers to develop and market their products. If our customers' products become obsolete or fail to gain commercial acceptance, our results of operations may be materially and adversely affected.

OUR CUSTOMER MIX AND BASE FLUCTUATES SIGNIFICANTLY.

The majority of our revenue is generated from our contract manufacturing services. Our customers include electronics, telecommunications, networking, automotive, gaming and medical device OEMs that contract with us for the manufacture of specified quantities of products at a particular price and during a relatively short period of time. As a result, the mix and number of our clients varies significantly from time to time.

OUR  INDUSTRY IS SUBJECT TO RAPID  TECHNOLOGICAL  CHANGE.  IF WE ARE NOT ABLE TO
ADEQUATELY RESPOND TO CHANGES, OUR SERVICES MAY BECOME OBSOLETE OR LESS COMPETITIVE AND OUR OPERATING RESULTS MAY SUFFER.

We may not be able, especially given our lack of financial resources, to effectively respond to the technological requirements of a changing market, including the need for substantial additional capital expenditures that may be required as a result of these changes. The electronics manufacturing services industry is characterized by rapidly changing technology and continuing process development. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities and successfully anticipate or respond to technological changes on a cost-effective and timely basis. In addition, our industry could in the future encounter competition from new or revised technologies that render existing technology less competitive or obsolete.

THERE MAY BE SHORTAGES OF REQUIRED COMPONENTS WHICH COULD CAUSE US TO CURTAIL OUR MANUFACTURING OR INCUR HIGHER THAN EXPECTED COSTS.

Component shortages or price fluctuations in such components could have an adverse effect on our results of operations. We purchase the components we use in producing circuit board assemblies and other electronic manufacturing services and we may be required to bear the risk of component price fluctuations. In addition, shortages of electronic components have occurred in the past and may occur in the future. These shortages and price fluctuations could potentially have an adverse effect on our results of operations.

Risks Related to the Offering

VERMILLION VENTURES, INC. FAILED TO FILE A NUMBER OF REPORTS IT WAS REQUIRED TO FILE UNDER THE FEDERAL SECURITIES LAWS, AND WE MAY HAVE LIABILITY FOR THOSE REPORTING FAILURES.

Our predecessor, Vermillion Ventures, Inc., was subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, but failed to file any reports under that act between 1989 and 2000. We therefore may be subject to liability for Vermillion's filing failures. When we effected our transaction with Vermillion in mid-2000, we filed three years of audited financial statements for Vermillion. We believe those filings made Vermillion "current" for purposes of the filing requirements under the Securities Exchange Act of 1934. The Securities Exchange Commission has not, however, made any official determination that Vermillion is current on its filing requirements, and we can give you no assurance that we are still not subject to liability arising from Vermillion's failure to meet its filing obligations.

OUR OFFICERS AND DIRECTORS CONTROL APPROXIMATELY 40% OF OUR ISSUED AND OUTSTANDING SHARES OF COMMON STOCK.

Our officers and directors currently control approximately 40% of our issued and outstanding shares of common stock. This group therefore has, and will continue to have for the foreseeable future, the ability to control our management policies and decisions as well as issues that require a shareholder vote, such as the election of directors and the approval of significant corporate transactions. Their interests may differ from that of other shareholders with respect to management issues.

THERE IS CURRENTLY NO TRADING MARKET FOR OUR COMMON STOCK AND NONE MAY DEVELOP.

There is currently no established public trading market for our common stock, other than through the Pink Sheets over-the-counter quotation system. We have sought, and it is still our intention to seek, inclusion of our shares of common stock on the Nasdaq Over the Counter Bulletin Board, or OTCBB. The OTCBB is an unorganized, inter-dealer, over-the-counter market that provides significantly less liquidity than markets such as the New York Stock Exchange or the Nasdaq quotation system, but which is generally considered more liquid that the Pink Sheet over-the-counter quotation system. To date, we have not been successful in having our stock quoted on the OTCBB, due in part to the small number of shares of our common stock that are freely-tradeable. One of the primary purposes of this offering is to register a significant number of shares of our common stock to create a larger pool of freely-tradeable stock. However, an established public trading market for our common stock may never develop or, if it develops, it may not be able to be sustained. Purchasers of our common stock may therefore have difficulty selling their shares should they desire to do so.

SALES OF COMMON STOCK BY THE SELLING SHAREHOLDERS MAY AFFECT THE MARKET PRICE OF OUR STOCK.

The market price of our shares of common stock could drop if substantial numbers of shares are sold in the public market if a market should develop, or if the market perceives that such sales could occur. A drop in the market price could adversely affect holders of our common stock and could also hamper our ability to raise additional capital by selling equity securities. A total of 52,978,350 (post-split) common shares, or approximately 33% of the total number of issued and outstanding common shares, are being registered and may be offered for sale by the selling shareholders.

THE SELLING SHAREHOLDERS MAY SELL COMMON STOCK AT ANY PRICE OR TIME.

Upon effectiveness of this registration statement, the selling shareholders may offer and sell their shares of common stock at a price and time determined by them. The timing of sales and the price at which the shares are sold by the selling shareholders could have an adverse effect upon the public market for our common stock, should one develop. There is no underwriter involved in the offering of the shares held by the selling shareholders, and there can be no guarantee that the disposition of those shares will be orderly or in a manner that is not disruptive to the market for our common stock.

PENNY STOCK REGULATIONS MAY IMPAIR OUR SHAREHOLDERS' ABILITY TO SELL
THEIR STOCK.

Penny stocks are subject to rules and regulations that impose additional sales practice requirements on broker-dealers who sell the securities to persons other than established customers and accredited investors, and these additional requirements may restrict the ability of broker-dealers to sell a penny stock. As is disclosed more fully in the section entitled "Market for Common Shares and Related Stockholder Matters," penny stocks generally are equity securities with a price of less than $5.00 per share, other than securities registered on certain national securities exchanges. If trading in our stock begins, our shares of common stock will be considered penny stock if its trading price is under $5.00 per share.


                                 USE OF PROCEEDS


We will not receive any proceeds from the sale of shares of our common stock being offered by the selling shareholders.


                         DETERMINATION OF OFFERING PRICE


The selling shareholders may sell our common stock at prices then prevailing or related to the then current market price, or at negotiated prices. The offering price may have no relationship to any established criteria or value, such as book value or earnings per share. Additionally, because we have not generated any profits for several years, the price of our common stock is not based on past earnings, nor is the price of the shares of our common stock indicative of current market value for the assets we own. No valuation or appraisal has been prepared for our business or possible business expansion.


                                    DILUTION


The shares offered for sale by the selling shareholders are already outstanding and, therefore, do not contribute to dilution.


                             DESCRIPTION OF BUSINESS


We are a full-service contract electronics manufacturer servicing OEMs in the following industries: communications, networking, peripherals, gaming, law enforcement, consumer products, telecommunications, automotive, medical and semi-conductor. We conduct our operations through two main divisions: circuit board manufacturing and assembly and Ethernet card design and manufacture.

Industry Background

The contract electronics manufacturing industry specializes in providing the program management, technical and administrative support and manufacturing expertise required to take an electronic product from the early design and prototype stages through volume production and distribution. The goal is to provide a quality product, delivered on time and at the lowest cost, to the OEM. This full range of services gives the OEM an opportunity to avoid large capital investments in plant, inventory, equipment and staffing and to concentrate instead on innovation, design and marketing. By using our contract electronics manufacturing services, our customers have the ability to improve the return on their investment with greater flexibility in responding to market demands and exploiting new market opportunities. Many OEMs now consider contract manufacturers an integral part of their business and manufacturing strategy. Accordingly, the contract electronics manufacturing industry has experienced significant growth as OEMs have established long-term working arrangements with contract manufacturers such as us.

We believe two important trends have developed in the contract electronics manufacturing industry. First, we believe OEMs increasingly require contract manufacturers to provide complete turnkey manufacturing and material handling services, rather than working on a consignment basis where the OEM supplies all materials and the contract manufacturer supplies only labor. Turnkey contracts involve design, manufacturing and engineering support, the procurement of all materials, and sophisticated in-circuit and functional testing and distribution. The manufacturing partnership between OEMs and contract manufacturers involves an increased use of "just-in-time" inventory management techniques that minimize the OEM's investment in component inventories, personnel and related facilities, thereby reducing costs.

We believe a second trend in the industry has been the increasing shift from pin-through-hole, or PTH, to surface mount technology, or SMT, interconnection technologies. Surface mount and pin-through-hole printed circuit board assemblies are printed circuit boards on which various electronic components, such as integrated circuits, capacitors, microprocessors and resistors are mounted. These assemblies are key functional elements of many types of electronic products. PTH technology involves the attachment of electronic components to printed circuit boards with leads or pins that are inserted into pre-drilled holes in the boards. The pins are then soldered to the electronic circuits. The drive for increasingly greater functional density has resulted in the emergence of SMT, which eliminates the need for holes and allows components to be placed on both sides of a printed circuit, contributing to size reductions of up to 50%. SMT requires expensive, highly automated assembly equipment and significantly more operational expertise than PTH technology. We believe the shift to SMT from PTH technology has increased the use of contract manufacturers by OEMs seeking to avoid the significant capital investment required for development and maintenance of SMT expertise.

Electronics Assembly and Manufacture

Approximately 80% of our revenues are generated by our electronics assembly activities, which consist primarily of the placement and attachment of electronic and mechanical components on printed circuit boards and flexible (i.e., bendable) cables. We also assemble higher-level sub-systems and systems incorporating printed circuit boards and complex electromechanical components that convert electrical energy to mechanical energy, in some cases manufacturing and packaging products for shipment directly to our customers' distributors. In addition, we provide other manufacturing services, including refurbishment and remanufacturing. We manufacture on a turnkey basis, directly procuring any of the components necessary for production where the OEM customer does not supply all of the components that are required for assembly. We also provide design and new product introduction services, just-in-time delivery on low to medium volume turnkey and consignment projects and projects that require more value-added services, and price-sensitive, high-volume production. Our goal is to offer customers significant competitive advantages that can be obtained from manufacturing outsourcing, such as access to advanced manufacturing technologies, shortened product time-to-market, reduced cost of production, more effective asset utilization, improved inventory management and increased purchasing power.

We intend to continue to offer our customers the most advanced manufacturing process technologies, including SMT, ball-grid array, or BGA, assembly, PTH technology, manufacturing and test engineering support and design for manufacturability, and in-circuit and functional test and full-system mechanical assembly. We believe we have developed substantial SMT expertise, including advanced, vision-based component placement equipment, which are machines that use integrated cameras controlled by computer software for precise placement of components on circuit boards. We believe that the cost of SMT assembly facilities and the technical capability required to operate a high-yield SMT operation are significant competitive factors in the market for electronic assembly. We also have the capability to manufacture cables, harnesses and plastic injection molding systems.

Ethernet Technology

Through our subsidiary, Racore Technology Corporation, we design, manufacture, and distribute Ethernet cards. These components are used to connect computers through fiber optic networks. In addition, we produce private label, custom designed networking products and technologies on an OEM basis. Our products serve major industrial, financial, and telecommunications companies worldwide. We market our products through an international network of distributors, value added resellers, and systems integrators who sell, install, and support our entire product catalogue.

Additionally, we have established key business alliances with major multinational companies in the computing and data communications industries for which we produce private label, custom designed networking products and technologies on an OEM basis. These alliances generally require that Racore either develop custom products or adapt existing Racore products to become part of the OEM customer's product line. Under a typical contract, Racore provides a product with the customer's logo, packaging, documentation, and custom software and drivers to allow the product to appear unique and proprietary to the OEM customer. Contract terms generally provide for a non-recurring engineering charge for the development and customization charges, together with a contractual commitment for a specific quantity of product over a given term. One recent example of Racore's custom-designed technology resulted in development of Ethernet cards according to the specifications of a Federal law enforcement agency and a subsequent $225,000 order in late June 2001 for these cards. Racore believes that these particular cards will have application in any industry where security from computer hackers is a major concern and that this new product could potentially generate significant new sales for Racore, though there can be no assurance in this regard.

Market and Business Strategy

Our goal is to benefit from the increased market acceptance of, and reliance upon, the use of manufacturing specialists by many electronics OEMs. It is estimated by the IPC--Association Connecting Electronics Industries that the United States electronics manufacturing services industry market increased from $22.5 billion in 1998 to $34 billion in 2000. We believe the trend towards outsourcing manufacturing will continue. OEMs utilize manufacturing specialists for many reasons including the following:

o To Reduce Time to Market. Due to intense competitive pressures in the electronics industry, OEMs are faced with increasingly shorter product life-cycles and, therefore, have a growing need to reduce the time required to bring a product to market. We believe OEMs can reduce their time to market by using a manufacturing specialist's manufacturing expertise and infrastructure.

o To Reduce Investment. The investment required for internal manufacturing has increased significantly as electronic products have become more technologically advanced and are shipped in greater unit volumes. We believe use of manufacturing specialists allows OEMs to gain access to advanced manufacturing capabilities while substantially reducing their overall resource requirements.

o To Focus Resources. Because the electronics industry is experiencing greater levels of competition and more rapid technological change, many OEMs are focusing their resources on activities and technologies which add the greatest value to their operations. By offering comprehensive electronics assembly and related manufacturing services, we believe manufacturing specialists allow OEMs to focus on their own core competencies such as product development and marketing.

o To Access Leading Manufacturing Technology. Electronic products and electronics manufacturing technology have become increasingly sophisticated and complex, making it difficult for OEMs to maintain the necessary technological expertise to manufacture products internally. We believe OEMs are motivated to work with a manufacturing specialist to gain access to the specialist's expertise in interconnect, test and process technologies.

o To Improve Inventory Management and Purchasing Power. Electronics industry OEMs are faced with increasing difficulties in planning, procuring and managing their inventories efficiently due to frequent design changes, short product life-cycles, large required investments in electronic components, component price fluctuations and the need to achieve economies of scale in materials procurement. OEMs can reduce production costs by using a manufacturing specialist's volume procurement capabilities. In addition, a manufacturing specialist's expertise in inventory management can provide better control over inventory levels and increase the OEM's return on assets.

An important element of our strategy is to establish partnerships with major and emerging OEM leaders in diverse segments across the electronics industry. Due to the costs inherent in supporting customer relationships, we focus our efforts on customers with which the opportunity exists to develop long-term business partnerships. Our goal is to provide our customers with total manufacturing solutions for both new and more mature products, as well as across product generations.

Another element of our strategy is to provide a complete range of manufacturing management and value-added services, including materials management, board design, concurrent engineering, assembly of complex printed circuit boards and other electronic assemblies, test engineering, software manufacturing, accessory packaging and post-manufacturing services. We believe that as manufacturing technologies become more complex and as product life cycles shorten, OEMs will increasingly contract for manufacturing on a turnkey basis as they seek to reduce their time to market and capital asset and inventory costs. We believe that the ability to manage and support large turnkey projects is a critical success factor and a significant barrier to entry for the market it serves. In addition, we believe that due to the difficulty and long lead-time required to change manufacturers, turnkey projects generally increase an OEM's dependence on its manufacturing specialist, which can result in a more stable customer base.

Suppliers; Raw Materials

Our sources of components for our electronics assembly business are either manufacturers or distributors of electronic components. These components include passive components, such as resisters, capacitors and diodes, and active components, such as integrated circuits and semi-conductors. Our suppliers include Siemens, Muriata-Erie, Texas Instruments, Fairchild, Harris and Motorola. Distributors from whom we obtain materials include Avnet, Future Electronics, Arrow Electronics, Digi-key and Force Electronics. Although we have experienced shortages of various components used in our assembly and manufacturing processes, we typically hedge against such shortages by using a variety of sources and, to the extent possible, by projecting our customer's needs.

Research and Development

During 1999 and 2000, we and our predecessor corporation, Circuit Technology Inc., spent approximately $366,245 and $217,395, respectively, on research and development of new products and services. The costs of that research and development were paid for by our customers. In addition, during the same periods, our subsidiary, Racore, spent approximately $323,962 and $248,049, respectively. None of Racore's expenses were paid for by its customers. We remain committed, particularly in the case of Racore, to continuing to develop and enhance our product line as part of our overall business strategy..

Sales and Marketing

Historically, we have had substantial recurring sales from existing customers, but we are now actively seeking out new customers to generate increased sales. We treat sales and marketing as an integrated process involving direct salespersons and project managers, as well as senior executives. We also use independent sales representatives in certain geographic areas.

During the sale process, a customer provides us with specifications for the product it wants, and we develop a bid price for manufacturing a minimum quantity that includes manufacture engineering, parts, labor, testing, and shipping. If the bid is accepted, the customer is required to purchase the minimum quantity and additional product is sold through purchase orders issued under the original contract. Special engineering services are provided at either an hourly rate or at a fixed contract price for a specified task.

Over 80% of our net sales during the year ended December 31, 2000, were derived from customers that were also customers during 1999. Although we are aggressively seeking to diversify our customer base, a small number of customers have typically been responsible for a significant portion of our net sales. During the year ended December 31, 2000, our largest customer, Osicom Technology and its successor, Entrada Networks, Inc., accounted for 30% of consolidated net sales. Andrew Corporation represented 30% and 48.8% of net sales in 1999 and 1998, respectively. No other individual customer accounted for more than 10% of our net sales in any of these years. As is described more fully below in the section entitled, "Legal Proceedings," we are currently involved in a breach of contract proceeding with Osicom Technology and its successor, Entrada Networks, which late in 2000 cancelled a significant portion of a large outstanding order with us.

Backlog consists of contracts or purchase orders with delivery dates scheduled within the next twelve months. At December 31, 2000, our backlog was approximately $4 million. The backlog was approximately $4.5 million at December 31, 1999.

Material Contracts and Relationships

We generally use form agreements with standard industry terms as the basis for our contracts with our customers. The form agreements typically specify the general terms of our economic arrangement with the customer (number of units to be manufactured, price per unit and delivery schedule) and contain additional provisions that are generally accepted in the industry regarding payment terms, risk of loss and other matters. We also use a form agreement with our independent marketing representatives that features standard terms typically found in such agreements.

We have previously filed copies of various documents with the SEC relating to our former line of credit with Imperial Bank, which was purchased in May 2000, by Abacus Ventures, Inc. Abacus subsequently converted the amount owing on the line of credit into a promissory note in the principal amount of $2,435,007, that is payable upon demand and incurs interest at a rate of 10% per annum.

Competition

The electronic manufacturing services industry is large and diverse and is serviced by many companies, including several that have achieved significant market share. Because of our market's size and diversity, we do not typically compete for contracts with a discreet group of competitors. We compete with different companies depending on the type of service or geographic area. Certain of our competitors may have greater manufacturing, financial, research and development and marketing resources. We also face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally.

We believe that the primary basis of competition in our targeted markets is manufacturing technology, quality, responsiveness, the provision of value-added services and price. To remain competitive, we must continue to provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis and compete favorably on the basis of price.

Regulation

We are subject to typical federal, state and local regulations and laws governing the operations of manufacturing concerns, including environmental disposal, storage and discharge regulations and laws, employee safety laws and regulations and labor practices laws and regulations. We are not required under current laws and regulations to obtain or maintain any specialized or agency-specific licenses, permits, or authorizations to conduct our manufacturing services. We believe we are in substantial compliance with all relevant regulations applicable to our business and operations.

Employees

We employ 101 persons, five in administrative positions, 14 in engineering and design, 76 in clerical and manufacturing, and six in sales.

Property

We lease approximately 40,000 square feet of office and manufacturing space in West Valley City, Utah, at a monthly lease rate of $16,000. The lease is renewable in November of 2006 for two additional ten-year periods. This facility serves as our principal offices and manufacturing facility and is leased from I&R Properties, LLC, a company owned and controlled by individuals who are officers, directors and principal stockholders. We believe our lease for the facility is on commercially reasonable terms. We lease 4,000 square feet of space in West Valley City, Utah, for our subsidiary, where it conducts design and engineering work, for $2,700 per month. We believe this lease, which is renewable in March 2003 for an additional three-year period, is on commercially reasonable terms. We also lease a sales office in Newark, California, which is near Santa Clara, at a monthly lease rate of $850. We believe these facilities are adequate for our current needs.

Corporate Background

We were incorporated in Nevada in 1987, under the name Vermillion Ventures, Inc., for the purpose of acquiring other operating corporate entities. On March 15, 1998, Vermillion issued 129,000,000 shares of common stock to acquire all of the outstanding stock of BMC Incorporated. This entity was unsuccessful in its bingo satellite business and was dissolved. In May 2000, Vermillion effected a 3,000-to-1 reverse split of its common stock, reducing the number of issued and outstanding shares to 116,004.

On July 1, 2000, we issued a total of 10,000,000 shares of our common stock (150,000,000 shares post-forward split), representing approximately 98.6% of our total issued and outstanding common stock following such issuance, to acquire, through our wholly-owned subsidiary, CirTran Corporation (Utah), substantially all of the assets and certain liabilities of Circuit Technology, Inc., or Circuit. Of these shares, 800,000 (12,000,000 shares post-forward split) were issued to Cogent Capital Corporation, a Utah corporation that provided financial and other consulting services to us in connection with the above-described acquisition. See "Certain Relationships and Related Transactions."

Our core business was commenced by Circuit in 1993 by our president, Iehab Hawatmeh. Circuit enjoyed increasing sales and growth in the subsequent five years, going from $2.0 million in sales in 1994 to $15.4 million in 1998, leading to the purchase of two additional SMT assembly lines in 1998 and the acquisition of Racore Computer Products, Inc. in 1997. During that period, Circuit hired additional management personnel to assist in managing its growth, and Circuit executed plans to expand its operations by acquiring a second manufacturing facility in Colorado. Circuit subsequently determined in early 1999, however, that certain large contracts that accounted for significant portions of our total revenues provided insufficient profit margins to sustain the growth and resulting increased overhead. Furthermore, internal accounting controls then in place failed to apprise management on a timely basis of our deteriorating financial position. During the last several years, we have experienced significant losses, as follows: $3,768,905 in 1999; $4,179,654 in 2000; and $1,608,192 during the six-month period ended June 30, 2001. We have also experienced increasing levels of debt. Our management has been addressing this situation by, among other things, re-directing our sales and manufacturing efforts to smaller contracts with higher profit margins and negotiating debt forbearance arrangements with many of our creditors.




                           Summary and Operating Data

                                                              Year Ended                       Six Months
                                                        December 31, (Audited)         Ended June 30, (Unaudited)
--------------------------------------------------------------------------------------------------------------------
                                                       2000               1999           2001            2000
Statement of Operations Data:                        (Restated)                        (Restated)      (Restated)
                                                  -----------------   ----------------------------------------------
Net sales                                         $    6,373,096      $     9,860,489    $ 1,070,965     $ 2,680,038

Cost of sales                                          6,792,393           10,427,294        851,251       2,183,107
                                                  -----------------   ----------------------------------------------

           Gross profit (loss)                          (419,297)            (566,805)       219,714         496,931

Selling, general and administrative expenses           2,710,275            2,594,430      1,288,499       1,371,797
                                                  -----------------   ----------------------------------------------

           Loss from operations                       (3,129,572)          (3,161,235)    (1,068,785)      (874,866)

Other income (expense)
    Interest                                          (1,051,027)            (764,486)      (543,507)       (308,317)
    Other, net                                               945              156,816          4,100             400
                                                  -----------------   ----------------------------------------------

                                                      (1,050,082)            (607,670)      (539,407)       (307,917)
                                                  -----------------   ----------------------------------------------

           Loss before income taxes                   (4,179,654)          (3,768,905)    (1,608,192)     (1,182,783)

Income taxes                                                   -                    -              -               -
                                                  -----------------   ----------------------------------------------

           Net loss                               $   (4,179,654)     $    (3,768,905)  $ (1,608,192)   $ (1,182,783)
                                                  =================   ==============================================

Loss per common share
    Basic                                             $   (0.03)         $  (0.03)      $  (0.01)       $  (0.01)
    Diluted                                           $   (0.03)         $  (0.03)      $  (0.01)       $  (0.01)

Weighted-average common shares outstanding
      Basic                                          142,765,555          119,296,580    156,301,005     132,191,362
    Diluted                                          142,765,555          119,296,580    156,301,005     132,191,362


                                                     12/31/2000                         6/30/2001
                                                  -----------------                  ---------------


    Balance Sheet Data:

    Cash and Cash Equivalents                           $    11,068                  $         427
    Trade Accounts Receivable, net                          874,097                        494,181
    Inventories                                           1,755,786                      1,718,172
    Total Assets                                          4,616,790                      3,963,843

    Current Liabilities                                   8,399,522                      9,445,690
    Long-Term Obligations                                   529,964                        441,041
    Capital Lease Obligations                                14,257                         12,257
    Stockholders' Deficit                               (4,326,953)                     (5,935,145)
                                                  -----------------                  ---------------
         Total Liabilities & Stockholders'
          Deficit                                      $  4,616,790                  $   3,963,843




           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


The following information should be read in conjunction with the financial information included elsewhere in this prospectus. The following discussion and other parts of this prospectus may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in those forward-looking statements. Factors that might cause such differences include, but are not limited to, our history of unprofitability and the continuing uncertainty of our profitability, our ability to develop new customers and restructure our outstanding debt, the highly competitive industry in which we operate and the rapid pace of technological change within that industry, our dependence on key employees and general economic and business conditions, some or all of which may be beyond our control.

Overview

We provide a mixture of high and medium size volume turnkey manufacturing services using surface mount technology, ball-grid array assembly, pin-through-hole and custom injection molded cabling for leading electronics OEMs in the communications, networking, peripherals, gaming, law enforcement, consumer products, telecommunications, automotive, medical, and semiconductor industries. Our services include pre-manufacturing, manufacturing and post-manufacturing services. Through our subsidiary, Racore Technology Corporation, we design and manufacture Ethernet technology products. Our goal is to offer customers the significant competitive advantages that can be obtained from manufacture outsourcing, such as access to advanced manufacturing technologies, shortened product time-to-market, reduced cost of production, more effective asset utilization, improved inventory management, and increased purchasing power.

Results of Operations

     Year Ending December 31, 2000 Compared to Year Ending December 31, 1999

         Sales and Cost of Sales

Net Sales decreased 35.4% to $6,373,096 for the year ended December 31, 2000 as compared to $9,860,489 for 1999. The decrease is substantially due to the loss of a major customer, Andrew Corporation, which accounted for approximately 30% of our net sales in 1999. Sales to Andrew Corporation in 1999 amounted to
$3,314,104,  whereas sales to the same  customer in 2000 were only  $29,250.  In addition, in the last half of 2000, Entrada Networks, Inc., successor in interest to Osicom Technologies, a customer that generated approximately 30% of our total revenues for 2000, cancelled completion of a large order due to a downturn in Entrada's business. We are litigating the exact size of the order and the circumstances surrounding its cancellation (see "Legal Proceedings" below), but we believe the gross amount of the order was approximately $3.8 million, of which $1.8 million was actually completed and shipped in 2000. A substantial portion of the remaining $2.0 million would have been recorded as sales in 2000.

Cost of sales for the year ended December 31, 2000 was $6,792,393, a 34.9% decrease as compared to $10,427,294 incurred during the prior year. Those costs as a percentage of net sales were 106.6% during 2000 as compared to 105.7% during 1999. We believe our high cost of sales was attributable to three main factors: (i) high-volume orders which produced low or negative margins; (ii) cancellation of the Entrada order, discussed above, in preparation for which we acquired a large amount of inventory; and (iii) significant write-offs for obsolete inventory resulting from inadequate inventory control.

Our sales to Andrew Corporation in 1999 accounted for a large volume of sales through large orders averaging 35,000 pieces, but these orders resulted in very low or negative margins, which led to our negative gross profit for the year ended December 31, 1999. We have shifted our marketing effort to small and mid-sized customers that place orders of 100 to 5,000 pieces. We believe these small and mid-sized orders produce a higher gross profit, primarily because we are competing with other domestic manufacturers whose cost of sales is comparable to our own, whereas large orders force us to compete with off-shore manufacturers who typically enjoy significantly lower labor costs.

Among other things, lack of adequate inventory management and control has negatively affected our gross margins. We have traditionally tracked inventory by customer rather than by like-inventory item, and, as a result, we often purchased new inventory to produce products for a new customer, when we likely may have had the necessary inventory on hand under a different customer name. This practice has led to a reserve for obsolescence and excess inventory, which for the year 2000 was $545,866, up from $489,903 in 1999, and has increased cost of sales. We are changing our method of managing and controlling our inventory so that we can identify and use existing inventory and thereby reduce our costs of sales. We have experienced improvement in this regard and believe that, if we are able to maintain and increase our levels of sales, we will be successful in generating sufficient gross profit to cover our selling, general and administrative expenses.

The following charts present (i) comparisons of sales, cost of sales and gross profit generated by our two main areas of operations, i.e., electronics assembly and Ethernet technology, during 1999 and 2000; and (ii) comparisons during these two years for each division between sales generated by pre-existing customers and sales generated by new customers.


------------------ -------------- ------------------- ------------------ ----------------------
                       Year             Sales           Cost of Sales         Gross Loss
------------------ -------------- ------------------- ------------------ ----------------------
Electronics            1999             $  7,954,824       $  8,504,509             $(549,685)
Assembly               2000                4,645,622          4,972,689              (327,067)
------------------ -------------- ------------------- ------------------ ----------------------
Ethernet               1999                1,905,665          2,008,968              (103,303)
Technology             2000                1,727,474          1,819,704               (92,230)
------------------ -------------- ------------------- ------------------ ----------------------



------------------ -------------- ------------------- ------------------ ----------------------
                       Year             Total           Pre-existing              New
                                        Sales             Customers            Customers
------------------ -------------- ------------------- ------------------ ----------------------
Electronics            1999             $  7,954,824      $   6,392,977           $  1,561,847
Assembly               2000                4,645,622          4,317,668                327,954
------------------ -------------- ------------------- ------------------ ----------------------
Ethernet               1999                1,905,665          1,488,264                417,401
Technology             2000                1,727,474            787,649                939,825
------------------ -------------- ------------------- ------------------ ----------------------


         Inventory

We use just-in-time manufacturing, which is a production technique that minimizes work-in-process inventory and manufacturing cycle time, while enabling us to deliver products to customers in the quantities and time frame required. This manufacturing technique requires us to maintain an inventory of component parts to meet customer orders. Inventory at December 31, 2000, was $1,755,786 as compared to $3,056,383 at December 31, 1999. The decrease of approximately 42.6% in inventory is attributable to our decreased sales in 2000 which reduced our need to replace inventory at the same level as in 1999, as well as an increase in our reserve for obsolete inventory. Work in-process as a component of inventory decreased from $1,015,925 at December 31, 1999 to $169,676 at December 31, 2000. Again, this decrease reflects our decreased sales in 2000, particularly at year-end. As discussed above, our management is currently taking steps to improve our inventory control and believes the amount of our inventory that may be considered obsolete or slow moving is properly reserved.

         General and Administrative Expenses

During the year ended December 31, 2000, selling, general and administrative expenses were $2,710,275, versus $2,594,430 for 1999, a 4.5% increase. Though our change in marketing strategy to small and medium sized clients allowed us to reduce staff, especially in the areas of mid-level management and assembly staff, and to implement other cost savings measures, we still experienced an increase in overall expenses that is primarily attributable to write-offs at fiscal year-end of approximately $508,000.

Our management believes that a significant portion of our losses in 1999 are attributable to expenses related to opening and subsequently closing of Circuit's Colorado Springs facility. The Colorado Springs facility was opened in November of 1998, we decided in June 1999 to close the facility, and the closing process was completed in December of 1999. We decided to close the facility after we discovered, in early 1999, serious deficiencies in our cost accounting procedures and controls that had failed to apprise our management on a timely basis of our deteriorating financial position, significant losses and increasing debt. As a result of our decision to close the Colorado Springs facility, we recognized substantial plant closure expense in 2000, including accrual of rent, that diminished any benefits resulting from cost saving measures in 2000. As the majority of the closing expenses were incurred in prior periods, management expects we will realize the full benefit of these cost saving measures in 2001 and subsequent periods. This assumes, however, a satisfactory resolution of the lawsuit with the lessor of the Colorado facility, Sunborne XII, LLC (see "Legal Proceedings").

Interest expense for 2000 was $1,015,027 as compared to $764,486 for 1999, an increase of 33% and a reflection of our accrual of interest on nonremitted payroll taxes and our significant debt load that we were not able to adequately service in 2000.

As a result of the above factors, our overall net loss increased 10.9% to $4,179,654 for the year ended December 31, 2000 as compared to $3,768,905 for the year ended December 31, 1999.

     Comparison of Six-Month Periods Ending June 30, 2001 and June 30, 2000

         Sales and Cost of Sales

Net Sales decreased 60% to $1,070,965 for the six-month period ended June 30,2001 as compared to $2,680,038 during the same period in 2000. The decrease primarily reflects the loss of two major customers, Andrew Corporation and Entrada Networks, Inc., as discussed above. In addition, management has shifted its marketing effort away from high-volume, low-margin orders to lower-volume, higher margin orders, and this change has contributed to a lower sales volume. The results of this shift are partially reflected in lower sales figures, but also in an improved gross profit margin. Cost of sales decreased by 61%, from $2,183,107 during the six-month period ended June 30, 2000 to $851,251 during the same period in 2001. Our gross profit margin improved marginally, increasing from 18.5% for the six-month period ended June 30, 2000 to 20.5% for the same period in 2001.

The following chart presents comparisons of sales, cost of sales and gross profit generated by our two main areas of operations, i.e., electronics assembly and Ethernet technology, during the six-month periods ended June 30, 2000 and 2001.


-----------------------------------------------------------------------------------------------
                            Comparison of Sales and Cost of Sales
                       Six-Month Periods Ending June 30, 2000 and 2001
-----------------------------------------------------------------------------------------------
                      Period            Sales           Cost of Sales     Gross Profit (Loss)
------------------ -------------- ------------------- ------------------ ----------------------
Electronics            2000          $     1,808,685       $  1,383,415           $    425,270
Assembly               2001                  687,523            858,183               (170,660)
------------------ -------------- ------------------- ------------------ ----------------------
Ethernet               2000                  871,353            732,795                138,558
Technology             2001                  383,442             (6,932)               390,374
------------------ -------------- ------------------- ------------------ ----------------------

         Inventory

Inventory at June 30, 2001 was $1,718,172 as compared to $1,755,786 at December 31, 2000.

         General and Administrative Expenses

During the six-month period ended June 30, 2001 selling, general and administrative expenses were $1,288,499, as compared to $1,371,797 during the same period in 2000, representing a 6% decrease. Due to the decline in sales, however, general and administrative expenses as a percentage of sales increased during the six-month period ended June 30, 2001 to 120%, as compared to 51% during the same period in 2000.

Interest expense for the six months ended June 30, 2001 was $543,507, compared to $308,317 during the same period in 2000. This represents an increase of $235,190, or 76.3%, and is reflective of our significant debt load.

As a result of the above factors, and primarily due to the significant decrease in sales between the two periods, our overall net loss increased 36% to $1,608,192 for the six-month period ended June 30, 2001, from $1,182,783 during the same period in 2000.

Liquidity and Capital Resources

Our expenses are currently greater than our revenues. We have had a history of losses and our accumulated deficit was $10,147,408 at December 31, 2000 and $11,755,600 at June 30, 2001. Our net operating loss for the year ending December 31, 2000 was $4,179,654, compared to $3,768,905 for the year ending December 31, 1999, and was $1,608,192 for the six month period ending June 30, 2001, compared to $1,182,783 for the same period in 2000. Our current liabilities exceeded our current assets by the following amounts as of the dates indicated: $3,323,654 as of December 31, 1999; $5,664,395 as of December 31, 2000; $6,304,043 as of March 31, 2001; and $7,130,274 as of June 30, 2001. For
the year ended December 31, 2000 we recorded negative cash flows from operations of $140,961, whereas for the six-month period ended June 30, 2001, we recorded positive cash flows from operations of $29,161.

         Cash

At December 31, 2000, we had $11,068 cash on hand, an increase of $10,568 from December 31, 1999. By June 30, 2001, our cash on hand was $427, a decrease of $10,641 from December 31, 2000.

Net cash used in operating activities was $140,961 for the fiscal year ended December 31, 2000, and net cash provided by operating activities for the six-month period ended June 30, 2001 was $29,161. During 2000, net cash used in operations was primarily attributable to $4,179,654 in net losses from operations, partially offset by non-cash charges, an increase in accrued liabilities of $1,741,163 and a net decrease in accounts payable of $87,129. The non-cash charges include depreciation and amortization of $961,506, provision for doubtful trade accounts receivable of $78,978, and provision for inventory obsolescence of $55,963. During the six-month period ended June 30, 2001, net cash provided by operations was primarily attributable to non-cash charges, including $234,065 for depreciation and amortization, $29,101 as a provision for doubtful trade accounts receivable, and by increases in accrued liabilities and accounts payable and a decrease in trade accounts receivable. These amounts offset an operating loss of $1,608,192 for the six-month period.

Net cash used in investing activities during the fiscal year ended December 31, 2000 and the six-month period ended June 30, 2001, consisted of equipment purchases of, respectively, $12,770 and $1,844.

Net cash provided by financing activities was $164,299 during the fiscal year ended December 31, 2000. Principal sources of cash were shareholder loans of $86,000, proceeds of $254,663 from long-term obligations, and proceeds of $946,100 from the private sale of 830 restricted shares of common stock of Circuit Technology, Inc. prior to its acquisition by us effective July 1, 2000. These shares, pursuant to the terms of the acquisition, were subsequently exchanged into 627,238 (pre-forward-split) shares of our common stock, or 9,408,585 post-forward-split shares of our common stock. Principal uses of cash during 2000 consisted of $825,593 principal payments of long-term obligations and $129,706 payments on capital lease obligations.

Net cash used in financing activities during the six-month period ended June 30, 2001 was $37,958, representing the balance of $67,965 provided by overdrafts, less approximately $106,000 used for principal payments on long-term obligations and capital leases.

         Accounts Receivable

         At December 31, 2000, we had receivables of $874,097, net of a reserve for doubtful accounts of $82,502, as compared to $973,351 at December 31, 1999, net of a reserve of $360,493. The reserve for doubtful accounts was significantly larger in 1999 because approximately $426,000 of the total receivables were over 90 days old. We subsequently wrote off approximately $351,000 of accounts receivable in 2000 as uncollectable, while at the same time increasing our efforts to improve the aging and quality of our current receivables. These efforts resulted in a significantly smaller reserve for doubtful accounts at the end of 2000.

         By June 30, 2001, net accounts receivable had decreased from $874,097 at December 31, 2001 to $494,181, net of an allowance for doubtful accounts of $111,603. This significant decrease is reflective of our corresponding decrease in sales during the first six months of 2001, as well as our efforts to improve the aging and quality of our current receivables.

          Accounts Payable

Accounts payable were $1,561,752 at December 31, 2000 as compared to $2,366,187 at December 31, 1999. This decrease is primarily attributable to the issuance in 2000 of stock and notes in payment of, respectively, $324,284 and $393,022 of accounts payable. By June 30, 2001, accounts payable had increased to $1,906,609.

         Liquidity and Financing Arrangements

We sustained substantial losses from operations in 2000 and 1999. We had accumulated deficits of $10,147,408 and $11,755,600 at December 31, 2000 and June 30, 2001, respectively, and total stockholders' deficits of $4,326,953 and $5,935,145 as of such dates. In addition, during 2000 and 1999, we have used, rather than provided, cash in our operations.

Since December 1999, we have operated without a line of credit. Abacus Ventures, Inc. purchased our line of credit of $2,792,609, and this amount was converted into a note payable to Abacus bearing an interest rate of 10%. We have had, and are continuing to have, discussions with Abacus concerning their willingness to exchange the principal amount of the note and accrued interest for shares of our common stock, and while we believe that these negotiations may ultimately be successful, we can offer no assurance that it will agree to any such exchange of debt for equity or upon what terms such exchange would occur.

During 2000, we were not in compliance with certain covenants relating to our long-term financing. We obtained waivers from the creditors in all cases except one, relating to a note for $85,000, in which our payments are in arrears. Some of our notes are collateralized by our assets. We successfully converted approximately $800,000 in trade payables in 2000 into notes and common stock, and we continue to work with vendors in an effort to convert other trade payables into long-term notes and common stock and to cure defaults with lenders with forbearance agreements that we are able to service. See "Legal Proceedings."

Despite our efforts to make our debt-load more serviceable, significant amounts of additional cash will be needed to reduce our debt and fund our losses until such time as we are able to become profitable. In conjunction with our efforts to improve our results of operations, discussed above, we are also actively seeking infusions of capital from investors and are seeking to replace our line of credit. It is unlikely that we will be able, in our current financial condition, to obtain additional debt financing; and if we did acquire more debt, we would have to devote additional cash flow to pay the debt and secure the debt with assets. We may therefore have to rely on equity financing to meet our anticipated capital needs. There can be no assurances that we will be successful in obtaining such capital. If we issue additional shares for debt and/or equity, this will serve to dilute the value of our common stock and existing shareholders' positions.

Subsequent to our acquisition of Circuit in July 2000, we took steps to increase the marketability of our shares of common stock and to make an investment in our company by potential investors more attractive. There can be no assurance, however, that we will ultimately be successful in obtaining more debt and/or equity financing or that our results of operations will materially improve in either the short- or the long-term. If we fail to obtain such financing and improve our results of operations, we will be unable to meet our obligations as they become due. That would raise substantial doubt about our ability to continue as a going concern.

Forward-looking statements

All statements made in this prospectus, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that we expect or anticipate will or may occur in the future, including such things as expansion and growth of operations and other such matters, are forward-looking statements. Any one or a combination of factors could materially affect our operations and financial condition. These factors include competitive pressures, success or failure of marketing programs, changes in pricing and availability of parts inventory, creditor actions, and conditions in the capital markets. Forward-looking statements made by us are based on knowledge of our business and the environment in which we currently operate. Because of the factors listed above, as well as other factors beyond our control, actual results may differ from those in the forward-looking statements.

                        DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth the names, ages and positions of our directors and officers and the officers of our operating subsidiary, CirTran Corporation
(Utah), along with their dates of service in such capacities.

         Name              Age                                Positions

   Iehab J. Hawatmeh       34     President,  Chief Financial Officer, Secretary
                                  and Director of CirTran Corporation; President of CirTran Corporation (Utah). Served since
                                  July 2000.

   Raed Hawatmeh           36     Director since June 2001.

   Trevor Saliba           26     Director since June 2001.

   Shaher Hawatmeh         35     Executive     Vice-President     of    CirTran
                                  Corporation (Utah). Served since July 2000.

Iehab J. Hawatmeh. Mr. Hawatmeh is our President and Secretary and a member of our Board of Directors. Mr. Hawatmeh served as the President and Chief Executive Officer of Circuit Technology, Inc. from 1993 until we acquired it in July 2000. In this position, he was responsible for all operational, financial, marketing and sales activities of Circuit Technology. He now performs similar functions for us and our operating subsidiary, CirTran Corporation (Utah). Mr. Hawatmeh is the brother of Shaher Hawatmeh.

Shaher Hawatmeh. Shaher Hawatmeh served as the Vice-President and Treasurer of Circuit Technology, Inc. from 1993 until July 2000 and now serves as Executive Vice-President of our operating subsidiary, CirTran Corporation (Utah). In such capacities, he is responsible for budget development, strategic planning, asset management and marketing. Mr. Hawatmeh is the brother of Iehab Hawatmeh.

Raed Hawatmeh. Raed Hawatmeh, who is not related to Iehab and Shaher Hawatmeh, has served as a director since June 2001. Mr. Hawatmeh has been a self-employed investor and venture capitalist for the past five years, specializing in financing start-up companies in the electronics industry.

Trevor Saliba. Mr. Saliba has served as a director since June 2001. In 1997, Mr. Saliba founded Saliba Corporation, a San Francisco construction company, and has served as its president since that time. Prior to 1997, Mr. Saliba was employed as a project engineer for Tutor-Saliba Corporation.

Criminal Proceeding Involving Iehab and Shaher Hawatmeh

Two of our directors and officers, Iehab Hawatmeh and Shaher Hawatmeh, are currently subject to a criminal proceeding in Third District Court in Salt Lake City, Utah that is unrelated to our business and operations. Messrs. Hawatmeh, along with their parents, were charged with assault and the aggravated kidnapping of their sister and daughter, Muna Hawatmeh, in October 1999. They posted bond, and at preliminary hearing, the magistrate declined to bind over the Hawatmehs on the charge of aggravated kidnapping. Following a successful appeal by the prosecuting attorney to the Utah Supreme Court, and a ruling by that court in June 2001, on the issue of aggravated kidnapping, the Hawatmehs are currently awaiting trial on charges of aggravated kidnapping and assault. Though Iehab and Shaher Hawatmeh have asserted their innocence and believe that they will be acquitted, there can be no assurance that they will not be convicted. Iehab Hawatmeh has permanent resident status in the United States, and if he is convicted of the kidnapping charge, he could be sent to prison or could be subject to deportation proceedings. Shaher Hawatmeh is a United States citizen and, if convicted of the kidnapping charge, could be sent to prison. In either event, we would lose the services of our two senior officers and there would be substantial doubt that we could continue our business.

Indemnification Provisions

Our Bylaws provide, among other things, that our officers or directors are not personally liable to us or to our stockholders for damages for breach of fiduciary duty as an officer or director, except for damages for breach of such duty resulting from (a) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law, or (b) the unlawful payment of dividends. Our Bylaws also authorize us to indemnify our officers and directors under certain circumstances. We anticipate we will enter into indemnification agreements with each of our executive officers and directors pursuant to which we will agree to indemnify each such person for all expenses and liabilities incurred by such person in connection with any civil or criminal action brought against such person by reason of their being an officer or director of the Company. In order to be entitled to such indemnification, such person must have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and, with respect to criminal actions, such person must have had no reasonable cause to believe that his conduct was unlawful.


                             EXECUTIVE COMPENSATION


The following table sets forth certain information regarding the annual and long-term compensation for services to us in all capacities (including Circuit Technologies, Inc.) for the prior fiscal years ended December 31, 2000, 1999, and 1998, of those persons who were either (i) the chief executive officer during the last completed fiscal year or (ii) one of the other four most highly compensated executive officers as of the end of the last completed fiscal year. The individuals named below received no other compensation of any type, other than as set out below, during the fiscal years indicated.

                                                             Annual Compensation
Name and Principal Position              Year                     Salary ($)

Iehab J. Hawatmeh                        2000                      175,000
  President, Secretary,                  1999                      187,230
  Treasurer and Director                 1998                      128,923

Shaher Hawatmeh                          2000                      109,000
  Executive Vice President               1999                       86,154
                                         1998                       74,157

Employment Agreements

Iehab Hawatmeh entered into an employment agreement with Circuit in 1993 that was assigned to us as part of the reverse acquisition of Circuit in July 2000. This agreement, which is of indefinite term, provides for a base salary for Mr. Hawatmeh, plus a bonus of 2% of our net profits before taxes, payable quarterly, and any other bonus our board of directors may approve. The agreement also provides that, if Mr. Hawatmeh is terminated without cause, we are obligated to pay him, as a severance payment, an amount equal to five times his then-current annual base compensation, in one lump-sum payment or otherwise, as Mr. Hawatmeh may direct.

2001 Stock Plan

On July 25, 2001, our board approved and adopted our 2001 Stock Plan, or the Plan, subject to shareholder approval. An aggregate of 15,000,000 (post forward-split) shares of our common stock are subject to the Plan, which provides for grants to employees, officers, directors and consultants of both non-qualified (or non-statutory) stock options and "incentive stock options" (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended). The Plan also provides for the grant of certain stock purchase rights, which are subject to a purchase agreement between us and the recipient. The purpose of the Plan is to enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to such persons, and to promote the success of our business.

All of our and our affiliates' and subsidiaries' employees, officers and directors are eligible to participate in the Plan. Under the Plan, each or our current non-employee directors is entitled to receive an initial option covering 375,000 (post forward-split) shares of common stock, and, commencing in 2002, each non-employee director is entitled to receive an annual grant of an option covering an additional 375,000 (post forward-split) shares of common stock. As of the date hereof, no grants of options have been made to non-employee directors or to any other directors or officers. Our non-employee agents, consultants, advisors and independent contractors are also eligible to participate in our stock plan. As of the date hereof, the Board has approved the grant of one option covering 3,000,000 (200,000 pre-forward-split) shares of common stock to one of our non-employee agents. No other options have been granted under the Plan.

The Plan is administered by our board of directors, which designates from time to time the individuals to whom awards are made under the Plan, the amount of any such award and the price and other terms and conditions of any such award. The Plan shall continue in effect until July 25, 2006, subject to earlier termination by our board. The board may suspend or terminate the Plan at any time.

The board determines the persons to whom options are granted, the option price, the number of shares to be covered by each option, the period of each option, the times at which options may be exercised and whether the option is an incentive or non-statutory option. No employee may be granted options or stock purchase rights under the Plan for more than an aggregate of 500,000 shares in any consecutive three-year period. We do not receive any monetary consideration upon the granting of options. Options are exercisable in accordance with the terms of an option agreement entered into at the time of grant.

The board may also award our shares of common stock under the Plan as stock purchase rights. The board determines the persons to receive awards, the number of shares to be awarded and the time of the award. Shares received pursuant to a stock purchase right are subject to the terms, conditions and restrictions determined by the board at the time the award is made, as evidenced by a restricted stock purchase agreement. No stock purchase rights have been granted under the Plan.

The Plan further provides that if the number of outstanding shares of our common stock is increased or decreased or changed into or exchanged for a different number or kind of our shares or securities or of another corporation by reason of any recapitalization, stock split or similar transaction, appropriate adjustment will be made by the board in the number and kind of shares available for awards under the Plan.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth the number and percentage of the outstanding shares of our common stock which, according to the information supplied to us, were beneficially owned, as of July 10, 2001, by (i) each person who is currently a director, (ii) each executive officer, (iii) all current directors and executive officers as a group and (iv) each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding common stock.

None of the individuals listed below own any options or warrants to purchase our common stock.

Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable. Beneficial ownership is determined according to the rules of the Securities and Exchange Commission, and generally means that person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power over that security. Each director, officer, or 5% or more shareholder, as the case may be, has furnished us information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.


                 Name and Address                       Relationship         Common Shares        Percent of Class
                 ----------------                       ------------         -------------        ----------------
Cogent Capital Corp.                                         5%               11,584,980(1)             7.41
P.O. Box 1362                                           Shareholder
Draper, Utah 84020

Saliba Private Annuity Trust (2)                             5%               10,519,470                6.73
115 S. Valley Street                                    Shareholder
Burbank, CA 91505

Roger Kokozyon                                               5%               27,715,620               17.73
4539 Haskell Avenue                                     Shareholder
Encino, CA 91436

Iehab J. Hawatmeh                                        Director,            31,082,310               19.89
4125 South 6000 West                                      Officer
West Valley City, Utah 84128                          & 5% Shareholder

Raed Hawatmeh                                             Director            28,894,530               18.49
10989 Bluffside Drive                                       & 5%
Studio City, CA 91604                                   Shareholder

Shaher Hawatmeh                                           Officer              3,355,365                2.15
4125 South 6000 West
West Valley City, Utah 84128

Trevor Saliba (2)                                         Director               - 0 -                   *
5 Thomas Mellon Circle, Suite 108
San Francisco, California 94134

All Officers and Directors as a Group                                         63,332,205                40.5
(4 persons)

-------------------

     *      Less than 1%.
     (1) Includes 37,320 shares of stock held by an affiliate of Cogent Capital Corp. The sole shareholder of Cogent Capital Corp. is Gregory L. Kofford.
     (2) Trevor Saliba, a director, is one of five passive beneficiaries of Saliba Private Annuity Trust and has no control over its operations or management. Mr. Saliba disclaims beneficial control over the shares indicated. The trustee of the Saliba Private Annuity Trust is Mr. Thomas Saliba, a nephew of Trevor Saliba's grandfather.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


We lease our principal offices and manufacturing facility from I&R Properties LLC, a Utah limited liability company, at a monthly lease rate of $16,000 under a lease that has a current term expiring in November 2006. We have the option of renewing the lease for two additional 10-year terms. I & R Properties, LLC is owned and controlled by Iehab J. Hawatmeh, an officer, director and principal stockholder, Raed Hawatmeh, a principal stockholder and director, and Shaher Hawatmeh, an officer of CirTran Corporation (Utah), our operating subsidiary.

As of December 31, 2000, Iehab Hawatmeh had loaned a total of $1,020,966 to us, and since January 1, 2001, he has loaned us an additional $169,000. The loans are demand loans, bear interest at 10% per annum and are unsecured.

In 1999, Circuit entered into an agreement with Cogent Capital Corp., or "Cogent," a financial consulting firm, whereby Cogent agreed to assist and provide consulting services to Circuit in connection with a possible merger or acquisition. Pursuant to the terms of this agreement, we issued 800,000 (pre-forward split) restricted shares (12,000,000 post-forward split shares) of our common stock to Cogent in July 2000 in connection with our acquisition of the assets and certain liabilities of Circuit. The principal of Cogent was appointed a director of Circuit after entering into the financial consulting agreement and resigned as a director prior to the acquisition of Circuit by Vermillion Ventures, Inc. on July 1, 2000.


                           DESCRIPTION OF COMMON STOCK


Effective August 6, 2001, our authorized capital was increased from 500,000,000 to 750,000,000 shares of common stock, $0.001 par value, and we also effected, effective the same date, a 1:15 forward split of our issued and outstanding shares of common stock through a forward split and share distribution. As of October 15, 2001, 158,926,005 (post forward-split) shares of our common stock were issued and outstanding. We are not authorized to issue preferred stock.

Each holder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments, and are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors, in its sole discretion, from funds legally available for such use. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

We have never declared or paid a cash dividend on our capital stock, nor do we expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our board of directors and subject to any restrictions that may be imposed by our lenders.

We have  elected not to be governed  by the terms and  provisions  of the Nevada
Private Corporations Law that are designed to delay, defer or prevent a change in control of the Company.

Registration Rights and Related Matters

Pursuant to an agreement dated November 3, 2000 and as part of our debt settlement with Future Electronics Corporation, or Future, we granted certain registration rights to Future with respect to 5,281,050 (352,070 pre-forward split) shares of our common stock. These rights provide Future with the opportunity, subject to certain terms and conditions, to include up to 50% of our common stock that it holds in any registration statement filed by us. Among other things, we have agreed to pay any costs incurred with the registration of such stock and to keep any registration statement we file active for a period of 180 days or until the distribution contemplated in the registration statement has been completed. Future's registration rights are assignable and transferable to any individual or entity that does not directly compete with us. These registration rights are not exercisable, however, with respect to registration statements relating solely to the sale of securities to participants in a company stock plan or relating solely to corporate reorganizations. In addition, the rights would not be fully exercisable if an underwriter managing a public offering determined in good faith that market factors required a limitation on the number of shares that Future (or its assignee) would otherwise be entitled to have registered.

A total of 1,716,375 (post forward split) shares of our common stock held by Future, or approximately 33% of the total number of the shares held by it, are being included in this registration statement.

In  connection  with  our  debt  settlement  with  Future,   our  three  largest
shareholders, Iehab Hawatmeh, Raed Hawatmeh and Roger Kokozyon (see "Security Ownership of Certain Beneficial Owners and Management"), entered into lock-up agreements with Future, whereby they agreed not to sell to the public any shares of our common stock held by them until June 27, 2002, unless previously consented to by Future.

            MARKET FOR COMMON SHARES AND RELATED STOCKHOLDER MATTERS

Our common stock has traded sporadically on the Pink Sheets under the symbol "CIRT" since July 2000. The following table sets forth, for the respective periods indicated, the prices of our (pre-forward split) common stock as reported and summarized on the Pink Sheets. These prices are based on inter-dealer bid and asked prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions.

Calendar Quarter Ended            High Bid                     Low Bid

September 30, 2000                 $0.001                      $0.001
December 31, 2000                  $4.000                      $4.000
March 31, 2001                     $5.500                      $3.000
June 30, 2001                      $3.500                      $1.500

Our 15 for 1 forward stock split was made effective August 6, 2001 and our stock price decreased accordingly. During the period August 6 - October 15, 2001, the high bid for our stock was $0.30 and the low bid was $0.04. As of August 20, 2001, we had 560 shareholders of record holding 158,926,005 (post-forward split) shares of common stock. We have not paid, nor declared, any dividends on our common stock since our inception and do not intend to declare any such dividends in the foreseeable future. Our ability to pay dividends is subject to limitations imposed by Nevada law. Under Nevada law, dividends may be paid to the extent the corporation's assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business.

Penny Stock Rules

It is likely that the shares of common stock offered hereby will be subject to the "penny stock" rules. Section 15(g) and rule 15g-9 of the Securities and Exchange Act of 1934, commonly referred to as the "penny stock" rule. The rule defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. The rule provides that any equity security is considered to be a penny stock unless that security is registered and traded on a national securities exchange meeting specified criteria set by the SEC, authorized for quotation from the NASDAQ stock market, issued by a registered investment company, and excluded from the definition on the basis of price - at least $5.00 per share - or the issuer's net tangible assets. Trading in shares of "penny stock" is subject to additional sales practice requirements for broker-dealers who sell penny stocks to persons other than established customers and accredited investors. Accredited investors, in general, include individuals with assets in excess of $1,000,000 or annual income exceeding $200,000 (or $300,000 together with their spouse), and certain institutional investors.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of the security and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the security. Finally, monthly statements must be sent disclosing recent price information for the penny stocks. These rules may restrict the ability of broker-dealers to trade or maintain a market in our common stock, to the extent it is penny stock, and may affect the ability of shareholders to sell their shares.

OTCBB Application

We have applied to the National Association of Securities Dealers (NASD) for our shares of common stock to be quoted on the Nasdaq OTCBB. The NASD is reviewing our application and has made its approval contingent upon, among other matters, this registration statement becoming effective following SEC review. We are hopeful that we will be able to resolve all outstanding issues with NASD and obtain approval for our shares of common stock to be quoted on the OTCBB. There can be no assurance, however, that we will be successful in our application process.


                              SELLING SHAREHOLDERS


The following table identifies the selling shareholders and sets forth certain information regarding the shareholdings of these persons. The shares offered for sale are currently issued and, except as noted in the footnotes below, constitute all of the shares known to us to be beneficially owned by the respective selling shareholders. For the past three years, none of the selling shareholders has held any position or office with us or with Circuit Technology, Inc., nor have any of the selling shareholders been associates or affiliates of any of our officers or directors, except as indicated. Since the selling shareholders may sell all, a portion, or none of their shares from time to time, no firm estimate can be made of the aggregate number of shares that are being offered or that will be owned by each selling shareholder upon completion of the offering. Accordingly, the amounts indicated for number and percentage of shares owned after the offering assume sale of all shares held prior to the offering.


-------------------------------------- --------------------- --------------------- ------------------- ---------------
                                         Number of Shares                           Number of Shares   Percentage of
                                           Owned Prior         Number of Shares       Owned After       Shares Owned
     Name of Selling Shareholder           To Offering         Being Registered         Offering       After Offering
-------------------------------------- --------------------- --------------------- ------------------- ---------------


Viken Almadjian                               521,430               521,430                0                 0
Adel Atallah                                1,785,375             1,785,375                0                 0
Badi Atallah                                  430,755               430,755                0                 0
Hosep Bajakajian                            3,526,715             3,526,715                0                 0
Zareh K. Boghossian                           498,765               498,765                0                 0
Oscar Chahine                               1,065,555             1,065,555                0                 0
Cogent Capital Corp. (1)                   11,547,660            11,547,660                0                 0
Vatche Elmadjian                            1,076,880             1,076,880                0                 0
Vatche Elmadjian                              453,420               453,420                0                 0
        & Abraham Elmadjian
Wael Fakhouri                                 702,810               702,810                0                 0
Widad Fakhouri                                566,775               566,775                0                 0
Future Electronics Corporation (2)          5,281,050             1,716,375            3,564,675            2.2
Hayel Hawatmeh                                714,150               714,150                0                 0
Khaldoun Hawatmeh                           1,598,325             1,598,325                0                 0
Ola Hawatmeh                                  544,110               544,110                0                 0
Rajai Hawatmeh                              3,026,625             3,026,625                0                 0
Rajai Hawatmeh                                566,775               566,775                0                 0
   & Rema Hawatmeh
Saad S. Hawatmeh                              464,760               464,760                0                 0
William Hawatmeh                              498,765               498,765                0                 0
    & Layla Hawatmeh
George Homsi                                  929,520               929,520                0                 0
Waleed Jweainat                             1,405,620             1,405,620                0                 0
Fares Khoury                                  238,050               238,050                0                 0
Vijay Kumar                                   181,365               181,365                0                 0
George Madanat                                453,420               453,420                0                 0
    & Maha Madanat
Milagro Holdings, Inc.                      1,462,230             1,462,230                0                 0
Said Naber                                    736,815               736,815                0                 0
Zaher Abdul Razak                           2,267,130             2,267,130                0                 0
Ammy Saliba                                 1,054,215             1,054,215                0                 0
Julie Saliba                                1,054,215             1,054,215                0                 0
Saliba Private Annuity Trust (3)           10,519,470            10,519,470                0                 0
Mohamad Tavakkoli                             453,420               453,420                0                 0
Mihran Tcholakian                             906,855               906,855                0                 0
                                          ------------           ----------           ---------              --                -
  Total Number of Shares                   52,978,350            52,978,350           3,564,675             2.2
--------------------


     (1) An affiliate of Cogent Capital Corp. owns 37,320 shares of our common stock. The sole shareholder of Cogent Capital Corp. is Gregory L. Kofford. See above under "Security Ownership of Certain Beneficial Owners and Management."
     (2) Future Electronics Corporation currently owns a total of 5,281,050 shares of our common stock and has agreed to register only approximately 33% of this amount, or 1,716,375 shares. See above under "Description of Common Stock - Registration Rights and Related Matters."
     (3) Trevor Saliba, one of our directors, is one of five passive beneficiaries of this shareholder and has no control over its operations or management. Mr. Saliba disclaims beneficial control over the shares indicated. The trustee of the Saliba Private Annuity Trust is Mr. Thomas Saliba, a cousin of Trevor Saliba's father.


                              PLAN OF DISTRIBUTION


We have filed the registration statement of which this prospectus forms a part with respect to the sale of the shares by the selling shareholders. There can be no assurance, however, that the selling shareholders will sell any or all of the offered shares.

We will not use the services of underwriters or dealers in connection with the sale of the shares registered hereunder. We will pay all expenses of registration incurred in connection with this offering, but the selling shareholders will pay all brokerage commission and other similar expenses incurred by them.

In offering and selling the shares, the selling shareholders will act as principals for their own accounts and may sell the shares through public or private transactions, on or off established markets, at prevailing market prices or at privately negotiated prices. The selling shareholders will receive all of the net proceeds from the sale of the shares and will pay all commissions and underwriting discounts in connection with their sale.

The distribution of the shares by the selling shareholders is not subject to any underwriting agreement. We expect that the selling shareholders will sell the shares through customary brokerage channels, including broker/dealers acting as principals (who then may resell the shares), in private sales, in transactions under Rule 144 under the Securities Act of 1933, or in block trades in which the broker/dealer engaged will attempt to sell the shares as agent but position and resell a portion of the block as principal to facilitate the transaction. The selling shareholders and the brokers and dealers through whom sales of the shares are made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and the commissions or discounts and other compensation paid to those persons could be regarded as underwriters compensation.

From time to time, the selling shareholders may engage in short sales, short sales against the box, puts and calls and other transactions in our common shares, and will be able to sell and deliver the shares in connection with those transactions or in settlement of securities loans. In effecting sales, brokers and dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate in those sales. Brokers or dealers may receive commissions or discounts from the selling shareholders (or, if any such broker dealer acts as agent for the purchaser of those shares, from the purchaser) in amounts to be negotiated (which are not expected to exceed those customary in the types of transactions involved.) Brokers and dealers may agree with a selling shareholder to sell a specified number of shares at a stipulated price per share and, to the extent those brokers and dealers are unable do so acting as agent for a selling shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker dealer commitment to a selling shareholder. Broker dealers who acquire shares as principals may thereafter resell those shares from time to time in transactions in the over-the-counter market or otherwise and at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or negotiated transactions and, in connection with those resells, may pay to or receive from the purchasers of those shares commissions as described above.

At the time a particular offer of the shares is made, to the extent it is required, we will distribute a supplement to this prospectus that will identify and set forth the aggregate amount of shares being offered and the terms of the offering. A selling shareholder may sell shares at any price. Sales of the shares at less than market price may depress the market price of our common stock. Subject to applicable securities laws, the selling shareholders will generally not be restricted as to the number of shares that they may sell at any one time, and it is possible that a significant number of shares could be resold at the same time.

The selling shareholders and any other person participating in the distribution of the shares will also be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations promulgated under it, including, without limitation, Regulation M, which may limit the timing of purchases and sales of the shares by the selling shareholders and any other person. Furthermore, Regulation M of the Securities Exchange Act of 1934 may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to 5 business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

To comply with certain states securities laws, if applicable, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In certain states the shares may not be sold unless a selling shareholder meets the applicable state notice and filing requirements.

                              AVAILABLE INFORMATION

This prospectus does not contain all of the information set forth in the registration statement relating to our common stock. For further information, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in the prospectus referring to documents are not necessarily complete descriptions of such documents and, in each instance, reference is made to the copies of the documents filed as exhibits to the registration statement. Each such statement is qualified in its entirety by that reference. Copies of these documents may be inspected, without charge, at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549 and at the Denver Regional offices of the Commission located at 1801 California Street, Suite 4800, Denver, Colorado 80202. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Copies of this material also should be available through the Internet by using the Commission's EDGAR Archive, the address of which is http://www.sec.gov.


                                LEGAL PROCEEDINGS


As of December 31, 2000, our operating subsidiary, CirTran Corporation (Utah), had accrued liabilities in the amount of $1,316,645 for delinquent payroll taxes, including estimated interest and penalties of $95,604 and $111,004, respectively. Of this amount, approximately $120,000 is due the State of Utah. We have negotiated a payment schedule with respect to this amount, pursuant to which we are making 12 monthly payments of $10,863. Approximately $1,197,000 is owed to the Internal Revenue Service. We are not actively negotiating with the IRS with respect to this amount and, to date, neither we nor the IRS have made any repayment, compromise or settlement proposals concerning this amount. If we are not able to negotiate a repayment plan for the unpaid withholding taxes, the federal government could impose liens on and seize our assets, impose interest and penalties on the amounts due, impose penalties on the persons responsible for seeing to the payment of the taxes, and impose other civil and criminal penalties.

We also assumed certain liabilities of Circuit Technology, Inc. in connection with our transactions with that entity in the year 2000, and as a result we are a defendant in a number of legal actions involving an alleged breach of lease agreement and nonpayment of vendors for goods and services received. CirTan has negotiated settlements, as detailed below, and is currently negotiating settlements with these vendors.

     1. Arrow Electronics, Inc. obtained a judgment against Circuit Technology, Inc. in the amount of $215,251, plus 8% interest as of March 17, 2000. In September 2000, we settled this judgment in the amount of $199,678, plus 8% interest as of September 23, 2000. The terms of the settlement require us to make monthly payments of $6,256 to Arrow Electronics until the settlement amount is paid in full, or approximately three years.

     2. Sager Electronics, another trade creditor, brought a claim against Circuit Technology, Inc., for unpaid goods and services in the amount of $97,259. In November 2000, we settled this claim in the amount of $97,259 plus 8% interest. The terms of the settlement require CirTran to make monthly payments of $1,972 to Sager Electronics until the settlement amount is paid in full, or approximately five years.

CirTran Corporation (Utah) (as successor to Circuit Techology, Inc.) is defendant in an action in El Paso County, Colorado District Court, brought by Sunborne XII, LLC, a Colorado limited liability company, for alleged breach of a sublease agreement involving facilities located in Colorado. CirTran's liability in this action was originally estimated to range from $0 to $2.5 million, due to two rent calculation methods written in the master lease. Under one calculation, CirTran's liability would be minimal, whereas under the other calculation, CirTran's liability would consist of all future rent payments due under the lease (reduced by rent received from future tenants). CirTran Corporation (Utah) filed a counter suit in the same court against Sunborne in an amount exceeding $500,000 for missing equipment. All parties involved in these actions are currently attempting to negotiate a settlement to the various claims. To date, no settlement has been reached, and there can be no assurance that we will be successful in negotiating a settlement of these claims. We have reserved $420,000, which represents one year's rent, as an accrued liability in respect of this lease.

In January of 2001, we filed a breach of contract action in Salt Lake City, Utah, against Osicom, one of our customers, seeking damages of $875,000. The dispute relates to Osicom's cancellation of a portion of a manufacturing contract with us as a result of a downturn in its business operations.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE


Following the acquisition of the assets of Circuit Technology, Inc. by CirTran in July 2000, the independent accountants of Circuit Technology for the year ended December 31, 1999, Grant Thornton LLP, continued as the independent accountants of CirTran for the year ended December 31, 2000.

The former accountant for CirTran, Pritchett, Siler & Hardy, P.C., reported on the financial statements of CirTran for the fiscal year ended December 31, 1999. The report of the former accountant did not contain any adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principle.

During our two most recent fiscal years and subsequent interim periods through the date of this report, there were no disagreements with the former accountant on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of the former accountant would have caused it to make reference thereto in its report on the financial statements for such years.

                               EXPERTS AND COUNSEL

Our consolidated financial statements as of December 31, 2000 and 1999 have been incorporated herein in reliance on the report of Grant Thorton LLP, independent certified public accountants, and upon the authority of that firm as experts in accounting and auditing.

Parsons Behle & Latimer, Salt Lake City, Utah, will pass on the validity of our common stock being offered by this prospectus.


                    COMMISSION'S POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES


Our Bylaws provide, among other things, that our officers or directors are not personally liable to us or to our stockholders for damages for breach of fiduciary duty as an officer or director, except for damages for breach of such duty resulting from (a) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law, or (b) the unlawful payment of dividends. Our Bylaws also authorize us to indemnify our officers and directors under certain circumstances. We anticipate we will enter into indemnification agreements with each of our executive officers and directors pursuant to which we will agree to indemnify each such person for all expenses and liabilities incurred by such person in connection with any civil or criminal action brought against such person by reason of their being an officer or director of the Company. In order to be entitled to such indemnification, such person must have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and, with respect to criminal actions, such person must have had no reasonable cause to believe that his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                              FINANCIAL STATEMENTS


                          Index to Financial Statements

Audited Financial Statements:                                              Page
          Report of Independent Certified Public Accountants                F-1

          Consolidated Balance Sheets as of December 31, 2000 and 1999      F-2

          Consolidated Statements of Operations for Years Ended
          December 31, 2000 and 1999                                        F-3

          Consolidated Statement of Stockholders' Deficit                   F-4

          Consolidated Statements of Cash Flows for the Years Ended
          December 31, 2000 and 1999                                        F-5

          Notes to Consolidated Financial Statements                        F-7

Interim Financial Statements (Unaudited):

          Consolidated Condensed Balance Sheets as of June 30, 2001
          and December 31, 2000                                             F-19

          Consolidated  Condensed Statements of Operations for the
          Six Months  Ended June 30, 2001 and 2000                          F-20

          Consolidated  Condensed Statements  of Cash Flows
          for the Six Months  Ended June 30,  2001 and  2000                F-21

          Notes to Interim Consolidated Financial Statements                F-22

                              REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors
CirTran Corporation and Subsidiary

We have audited the accompanying consolidated balance sheets of CirTran Corporation and Subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CirTran Corporation and Subsidiary, as of December 31, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company has an accumulated deficit, has suffered losses from operations and has negative working capital that raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note Q to the financial statements, the 2000 financial statements have been restated to correct a previously reported overstatement of inventory and understatement of accounts payable and accrued liabilities.





Salt Lake City, Utah
September 15, 2001



                       CirTran Corporation and Subsidiary

                           CONSOLIDATED BALANCE SHEETS

                                  December 31,

                                     Assets

                                                                                              2000              1999
                                                                                        ---------------   --------------
                                                                                           (Restated)
Current assets
    Cash and cash equivalents                                                          $      11,068     $        500
    Trade accounts receivable, net of allowance for doubtful
      accounts of $82,502 in 2000 and $360,493 in 1999                                       874,097          973,351
    Inventories, net                                                                       1,755,786        3,056,383
    Other                                                                                     94,176           93,621
                                                                                        ---------------   --------------

           Total current assets                                                            2,735,127        4,123,855

PROPERTY And Equipment, at cost, net                                                       1,871,076        2,603,022

Other assets, net                                                                             10,587          251,234
                                                                                        ---------------   --------------
                                                                                       $   4,616,790     $  6,978,111
                                                                                        ===============   ==============


                      Liabilities and STOCKHOLDERS' DEFICIT


Current liabilities
    Checks written in excess of cash in bank                                           $       5,491     $     77,656
    Accounts payable                                                                       1,561,752        2,366,187
    Accrued liabilities                                                                    2,339,949          598,786
    Line of credit                                                                                 -        2,792,609
    Notes payable to stockholders                                                          1,020,966        1,035,966
    Current maturities of capital lease obligations                                           39,274          100,920
    Current maturities of long-term obligations                                            3,432,090          475,385
                                                                                        ---------------   --------------
           Total current liabilities                                                       8,399,522        7,447,509

long-term obligations, less current maturities                                               529,964          726,968

capital lease obligations, less current maturities                                            14,257           82,317

Commitments                                                                                        -               -

Stockholders' DEFICIT
    Common stock, par value $0.001;  Authorized 750,000,000 shares;
      issued and outstanding; 156,301,005 in 2000 and 129,271,560 in 1999                    156,301          129,272
    Additional paid-in capital                                                             5,664,154        4,645,799
    Receivable from stockholders                                                                   -          (86,000)
    Accumulated deficit                                                                  (10,147,408)      (5,967,754)
                                                                                        ---------------   --------------
           Total stockholders' deficit                                                    (4,326,953)      (1,278,683)
                                                                                        ---------------   --------------

                                                                                       $   4,616,790     $  6,978,111
                                                                                        ===============   ==============

        The accompanying notes are an integral part of these statements.


                       CirTran Corporation and Subsidiary

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                             Year ended December 31,


                                                                                           2000             1999
                                                                                      ---------------  ---------------
                                                                                        (Restated)       (Restated)

Net sales                                                                            $    6,373,096   $    9,860,489

Cost of sales                                                                             6,792,393       10,427,294
                                                                                      ---------------  ---------------
           Gross loss                                                                      (419,297)        (566,805)

Selling, general and administrative expenses                                              2,710,275        2,594,430
                                                                                      ---------------  ---------------
           Loss from operations                                                          (3,129,572)      (3,161,235)

Other income (expense)
    Interest                                                                             (1,051,027)        (764,486)
    Other, net                                                                                  945          156,816
                                                                                      ---------------  ---------------
                                                                                         (1,050,082)        (607,670)
                                                                                      ---------------  ---------------
           Loss before income taxes                                                      (4,179,654)      (3,768,905)

Income taxes                                                                                      -                -
                                                                                      ---------------  ---------------
           Net loss                                                                  $   (4,179,654)  $   (3,768,905)
                                                                                      ===============  ===============



Loss per common share
    Basic                                                                            $      (0.03$           (0.03)
    Diluted                                                                                 (0.03)           (0.03)

Weighted-average common shares outstanding
      Basic                                                                             142,765,555      119,296,580
    Diluted                                                                             142,765,555      119,296,580



        The accompanying notes are an integral part of these statements.


                       CirTran Corporation and Subsidiary

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

                     Years ended December 31, 2000 and 1999
                                   (Restated)


                                            Common Stock           Additional      Receivable
                                    ----------------------------
                                        Number                      paid-in           From          Accumulated
                                      of shares        Amount       capital       stockholders        deficit           Total
                                    -------------  -------------  -----------   ---------------   --------------   --------------
Balances at January 1, 1999         109,887,630   $    109,888   $ 2,728,948   $     (225,000)   $   (2,198,849)  $      414,987

Issuance of common stock             21,322,320         21,322     2,149,913                -                 -        2,171,235

Repurchase and retirement of
   common stock                      (1,938,390)        (1,938)     (233,062)         225,000                 -          (10,000)

Net loss                                      -              -             -                -        (3,768,905)      (3,768,905)

Receivable from stockholders                  -              -             -          (86,000)                -          (86,000)
                                    -------------  -------------  -----------   ---------------   --------------   --------------

Balances at December 31, 1999       129,271,560        129,272     4,645,799          (86,000)       (5,967,754)      (1,278,683)

Issuance of common stock
   for cash                           9,408,585          9,408       936,692                -                 -          946,100

Repurchase and retirement of
   common stock                        (680,145)          (680)      (79,320)               -                 -          (80,000)

Recapitalization of Company          14,153,505         14,154       (14,154)               -                 -                -

Common stock issued for debt          5,281,050          5,281       319,003                -                 -          324,284

Purchase and retirement of common
   stock for debt                    (1,133,550)        (1,134)     (143,866)               -                 -         (145,000)

Net loss                                      -              -             -                -        (4,179,654)      (4,179,654)

Payment from stockholders                     -              -             -           86,000                 -           86,000
                                    -------------  -------------  -----------   ---------------   --------------   --------------

Balances at December 31, 2000       156,301,005   $    156,301     5,664,154   $            -    $  (10,147,408)  $   (4,326,953)
                                    =============  =============  ===========   ===============   ==============   ==============



         The accompanying notes are an integral part of this statement.


                       CirTran Corporation and Subsidiary

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             Year ended December 31,


                                                                                          2000              1999
                                                                                    ---------------   ----------------
                                                                                       (Restated)
Increase (decrease) in cash and cash equivalents
    Cash flows from operating activities
       Net loss                                                                    $   (4,179,654)   $   (3,768,905)
       Adjustments to reconcile net loss to net
         cash used in operating activities
           Depreciation and amortization                                                  961,506         1,080,193
           Loss on disposal of property and equipment                                           -            85,209
           Provision for doubtful trade accounts receivables                               78,978           285,743
           Provision for inventory obsolescence                                            55,963           368,649
           Changes in assets and liabilities
               Trade accounts receivable                                                   20,276           514,333
               Inventories                                                              1,244,634          (132,977)
               Other assets                                                                23,302           129,492
               Accounts payable                                                           (87,129)         (289,282)
               Accrued liabilities                                                      1,741,163           346,686
                                                                                    ---------------   ----------------
                  Total adjustments                                                     4,038,693         2,388,046
                                                                                    ---------------   ----------------
                  Net cash used in
                    operating activities                                                 (140,961)       (1,380,859)
                                                                                    ---------------   ----------------
    Cash flows from investing activities
       Purchase of property and equipment                                                 (12,770)         (453,351)
       Acquisition costs                                                                        -           (47,857)
                                                                                    ---------------   ----------------
                  Net cash used in
                    investing activities                                                  (12,770)         (501,208)
                                                                                    ---------------   ----------------


                                      F-5


                       CirTran Corporation and Subsidiary

                CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

                             Year ended December 31,


                                                                                             2000           1999
                                                                                        -------------  --------------
                                                                                          (Restated)

    Cash flows from financing activities
       Decrease in checks written in excess of cash in bank                                  (72,165)       (124,759)
       Payment from stockholders                                                              86,000               -
       Payments on notes payable to stockholders                                             (15,000)      1,035,966
       Proceeds from line of credit                                                                -      11,307,621
       Principal payments on line of credit                                                        -     (12,502,201)
       Principal payments on long-term obligations                                          (825,593)       (291,266)
       Proceeds from long-term obligations                                                   254,663         606,719
       Payments on capital lease obligations                                                (129,706)       (226,987)
       Purchase and retirement of common stock                                               (80,000)        (10,000)
       Proceeds from issuance of common stock                                                946,100       2,085,235
                                                                                        -------------  --------------
                  Net cash provided by
                    financing activities                                                     164,299       1,880,328
                                                                                        -------------  --------------
                  Net increase (decrease) in cash and cash equivalents                        10,568          (1,739)

Cash and cash equivalents at beginning of year                                                   500           2,239
                                                                                        -------------  --------------
Cash and cash equivalents at end of year                                               $      11,068  $          500
                                                                                        =============  ==============

Supplemental disclosure of cash flow information

Cash paid during the year for interest                                                 $     622,266  $      764,486

Noncash investing and financing activities

Capital lease obligation incurred for equipment                                                    -          26,954

Common stock retired as payment of receivables from
   stockholders                                                                                    -         225,000

Receivable from stockholders for purchase of stock                                                 -          86,000

Stock issued for debt                                                                        324,284               -

Notes issued for accounts payable                                                            393,022               -

Stock converted to debt                                                                      145,000               -

Conversion of line of credit to note payable                                               2,792,609               -


        The accompanying notes are an integral part of these statements.

                       CirTran Corporation and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

       1.   Business activity

       Effective July 1, 2000, all of the assets and certain liabilities of Circuit Technology Corporation (Circuit) were acquired by CTI Systems, Inc. (CTISI), a wholly owned subsidiary of Vermillion Ventures, Inc.
       (VVI), an inactive corporation. The stockholders of Circuit received 150,000,000 shares of VVI common stock in the transaction of which 12,000,000 shares were paid by Circuit to Cogent Capital Corp. (Cogent) for services performed in facilitating the transaction. CTISI subsequently changed its name to CirTran Corporation.

       The  merger  was  accounted  for  as a  reverse  acquisition  of  CirTran
       Corporation by Circuit. Although CirTran Corporation will be the surviving legal entity, for accounting purposes Circuit was treated as the surviving accounting entity.

       CirTran Corporation (the Company) provides turnkey manufacturing services using surface mount technology, ball-grid array assembly, pin-through-hole and custom injection molded cabling for leading electronics OEMs in the communications, networking, peripherals, gaming, consumer products, telecommunications, automotive, medical and semiconductor industries. The Company provides a wide variety of pre-manufacturing, manufacturing and post-manufacturing services. The Company also designs, develops, manufactures and markets a full line of local area network products, with emphasis on token ring and Ethernet connectivity.

       2.   Principles of consolidation

       The consolidated financial statements include the accounts of CirTran Corporation and its wholly-owned subsidiary, Racore Technology Corporation. All significant intercompany transactions have been eliminated in consolidation.

       3.   Revenue recognition

       Revenue is recognized when products are shipped. Title passes to the customer or independent sales representative at the time of shipment. Returns for defective items are repaired and sent back to the customer. Historically, expenses experienced with such returns have not been significant and have been recognized as incurred.

       4.   Cash and cash equivalents
            -------------------------

       The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

       5.   Inventories

       Raw material inventories consist primarily of circuit boards, components and cables and are valued at the lower of average cost or market. Work in process and finished goods include materials, labor and overhead.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

       6.   Property and equipment

       Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over the estimated service lives. Leasehold improvements are amortized over the shorter of the life of the lease or the service life of the improvements. The straight-line method of depreciation and amortization is followed for financial reporting purposes. Maintenance, repairs and renewals which neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on dispositions of property and equipment are included in earnings.

       7.   Other assets

       Included in other assets are intellectual property and financing costs. Intellectual property is recorded at cost and amortized over the period that proceeds are received or on a straight-line basis over three years, whichever is shorter. Financing costs are amortized over the period of the related debt.

       Intangible assets are evaluated periodically as events or circumstances indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses, including undiscounted cash flows and profitability projections. Impairment would be recognized in operating results if expected future operating undiscounted cash flows are less than the carrying value of intangible assets.

       Amortization expense totaled $216,790 and $269,930 for 2000 and 1999, respectively.

       8.   Checks written in excess of cash in bank
            ----------------------------------------

       Under the Company's cash management system, checks issued but not presented to banks frequently result in overdraft balances for accounting purposes. Additionally, at times banks may temporarily lend funds to the Company by paying out more funds than are in the Company's account. These overdrafts are included as a current liability in the balance sheets.

       9.   Income taxes

       As of December 31, 2000, the Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. An allowance against deferred tax assets is recorded when it is more likely than not that such tax benefits will not be realized. Research tax credits are recognized as utilized.

       The Company operated, for tax purposes, as a corporation under provisions of Subchapter S of the Internal Revenue Code through May 10, 2000 (Note
       M).
10.      Use of estimates

       In preparing the Company's financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates (Note B).

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

       11. Concentrations of risk

       Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The Company sells substantially to recurring customers wherein the customer's ability to pay has previously been evaluated. The Company generally does not require collateral. Allowances are maintained for potential credit losses, and such losses have been within management's expectations. At December 31, 2000 and 1999, this allowance was $82,502 and $360,493, respectively.

       At December 31, 2000, accounts receivable from a customer located in Baltimore, Maryland and a customer located in Nampa, Idaho, represented approximately 29 percent and 16 percent, respectively, of total trade accounts receivable. The Company has accounts payable to the Baltimore, Maryland company of approximately 78 percent of the accounts receivable balance at December 31, 2000. Sales to these same customers accounted for 30 percent and 4 percent of 2000 revenues, respectively. The Baltimore, Maryland customer no longer does business with the Company.

       12.  Fair value of financial instruments
            -----------------------------------

       The carrying value of the Company's cash and cash  equivalents  and trade accounts receivable, approximates their fair values due to their short-term nature. The fair value of certain of the notes payable in default is not determinable.

       13.  Net loss per share
            ------------------

       Basic Earnings Per Share (EPS) are calculated by dividing earnings (loss) available to common shareholders by the weighted-average number of common shares outstanding during each period. Diluted EPS are similarly calculated, except that the weighted-average number of common shares outstanding includes common shares that may be issued subject to existing rights with dilutive potential.

       14.  Reclassifications not material

       Certain reclassifications have been made to the 1999 financial statements to conform with the 2000 presentation.


NOTE B - REALIZATION OF ASSETS

       The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has sustained substantial losses from operations in 2000 and 1999. The Company also has an accumulated deficit of $10,147,408 and a total stockholders' deficit of $4,326,953 at December 31, 2000. In addition, the Company has used, rather than provided, cash in its operations.

       Since February of 2000, the Company has operated without a line of credit. Many of the Company's vendors stopped credit sales of components used by the Company to manufacture products and as a result, the Company converted certain of its turnkey customers to customers that provide consigned components to the Company for production.

       In view of the matters described in the preceding paragraphs, recoverability of a major portion of the recorded asset amounts shown in the accompanying consolidated balance sheets is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements on a continuing basis, to maintain or replace present financing, to acquire additional capital from investors, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

       Abacus Ventures, Inc. (Abacus) purchased the Company's line of credit (Note F) from the lender. Although the Company has had discussions with Abacus concerning their willingness to exchange the debt for common stock at an undetermined future date, no agreement has been entered into between the Company and Abacus. The Company's plans include working with vendors to convert trade payables into long-term notes payable and common stock and cure defaults with lenders through forbearance agreements that the Company will be able to service. During 2000, the Company successfully converted approximately $800,000 in trade payables into notes and common stock. The Company intends to continue to pursue this type of debt conversion going forward with other creditors. The Company has initiated new credit arrangements for smaller dollar amounts with certain vendors and will pursue a new line of credit after negotiations with certain vendors are complete. If successful, these plans may add significant equity to the Company.

       In the future, significant amounts of additional cash will be needed to reduce debt and to fund losses until the Company becomes profitable. During 2000, the Company raised approximately $946,000 of additional capital from investors. During 2000, the Company's president also loaned the Company an additional $68,000 (Note G). The Company is continuing to seek infusions of capital from investors and is also attempting to replace its line of credit. Management has made changes in operations to reduce labor and other costs and believes that if adequate cash and capital as described above are obtained, the Company can become profitable.

NOTE C - INVENTORIES

       Inventories consist of the following:
                                                      2000             1999
                                                  ------------    ------------
        Raw materials                            $  1,634,178    $  1,677,554
        Work-in process                               169,676       1,015,925
        Finished goods                                497,798         852,807
                                                  ------------    ------------
                                                    2,301,652       3,546,286
        Less reserve for obsolescence                 545,866         489,903
                                                  ------------    ------------
                                                 $  1,755,786    $  3,056,383
                                                  ============    ============

NOTE D - PROPERTY AND EQUIPMENT

       Property and equipment and estimated service lives consist of the following:


                                                                                                    Estimated
                                                                      2000             1999        service lives
                                                                 ------------    -------------   -------------
        Production equipment                                    $  3,140,450    $   3,138,908         5-10
        Leasehold improvements                                       957,845          954,170         7-10
        Office equipment                                             628,522          620,969         5-10
        Other                                                        118,029          118,029         3-7
                                                                 ------------    -------------
                                                                   4,844,846        4,832,076
        Less accumulated depreciation
           and amortization                                        2,973,770        2,229,054
                                                                 ------------    -------------
                                                                $  1,871,076    $   2,603,022
                                                                 ============    =============

NOTE E - OTHER ASSETS

       Other assets consist of the following:
                                                        2000             1999
                                                    ------------    ------------
        Intellectual property                      $          -    $    582,540
        Financing costs                                       -         150,939
        Deposits                                         10,587           9,197
                                                    ------------    ------------

                                                         10,587         742,676
        Less accumulated amortization                         -         491,442
                                                    ------------    ------------
                                                   $     10,587    $    251,234
                                                    ============    ============

NOTE F - LINE OF CREDIT

     During 2000, the Company's line of credit of $2,792,609 was assumed by Abacas Ventures, Inc. Abacas Ventures, Inc. converted the amount owing into a note payable. Interest has been accrued at an interest rate of 10 percent. The entire amount of the note is included in current maturities.


NOTE G - LONG-TERM OBLIGATIONS

       Long-term obligations consist of the following:
                                                                                      2000            1999
                                                                                  ------------   -------------

        Note payable to a company,  payable in full, due on demand,  interest at
           10%, collateralized by all assets of the Company. Interest associated with this note of  $142,042  was  accrued  and  included  in  accrued liabilities at December 31, 2000
                                                                                 $  2,435,007   $           -

        Note   payable  to  a  financial   institution,   due  in  monthly
           installments  of $9,462,  including  interest at 8.61%,  with a
           maturity date of April 2004, collateralized by equipment                   377,235         446,352

        Note payable  to a  company,  due in  monthly  installments  of  $6,256, including interest at 8%, until paid, collateralized by
           equipment                                                                  181,431         143,437

        Note payable to a financial institution,  due in monthly installments of
           $20,000,  including  interest at 4% over prime (12.5% at December 31,
           2000), with a maturity date of July
           2001, collateralized by equipment                                          197,285         301,504

        Note payable  to a company,  due in two  installments  of  $83,000  plus accrued interest at 10% with a maturity of June 2001,
           unsecured                                                                  166,000               -

        Note  payable to a  shareholder,  due in monthly  installments  of
           $12,748 until paid, including interest at 10%, unsecured                   130,000               -

NOTE G - LONG-TERM OBLIGATIONS - CONTINUED

                                                                                      2000            1999
                                                                                  ------------   -------------

        Note payable to a company,  due in monthly  installments of $1,972
           until paid, including interest at 8%, unsecured                             93,307               -

        Note payable to an individual,  due in monthly  installments  of $5,000, including  interest  at a rate of 9.5%,  with a maturity  date of May
           2000, collateralized by all assets of the Company,
           past due                                                                    85,377         104,212

        Note payable to a finance  corporation,  due in monthly  installments of
           $3,280,  including  interest at prime plus 3% (11.5% at December  31,
           2000) with a maturity date of January
           2002, collateralized by equipment                                           78,105          82,083

        Note payable to a  company,  due in 18  monthly  installments  of $1,460 followed by six monthly installments of $2,920, including interest at
           6%, with a maturity date of April 2003,
           unsecured                                                                   73,000               -

        Note payable to a stockholder/officer,  payable in full on demand,
           interest at 10%, unsecured                                                  68,000               -

        Note payable to a finance  corporation,  due in monthly  installments of
           $4,152,  including interest at 9%, with a maturity date of July 2000, collateralized by equipment and
           trade accounts receivable, past due                                         50,619          63,176

        Note payable to a finance  corporation,  due in monthly  installments of
           $3,114, including interest at 9%, with a maturity date of March 2000, collateralized by equipment and
           trade accounts receivable, past due                                         15,083          35,761

        Note payable to a finance  corporation,  due in monthly  installments of
           $3,114,  including  interest at 9%, with a maturity date of May 2001, collateralized by equipment and
           trade accounts receivable                                                   11,605          25,828
                                                                                  ------------   -------------
                                                                                    3,962,054       1,202,353
        Less current maturities                                                     3,432,090         475,385
                                                                                  ------------   -------------
                                                                                 $    529,964   $     726,968
                                                                                  ============   =============


       The Company's long-term obligations at December 31, 2000 mature as follows:

              Year ending December 31,
                  2001                                     $   3,432,090
                  2002                                           296,558
                  2003                                           174,454
                  2004                                            39,935
                  2005                                            19,017
                  Thereafter                                           -
                                                            -------------
                                                           $   3,962,054
                                                            =============

       Certain of the Company's long-term obligations contain various covenants and restrictions. The agreements provide for the acceleration of principal payments in the event of a covenant violation or a material adverse change in the operations of the Company. At times during the year and as of December 31, 2000, the Company was not in compliance with certain of these covenants. In instances where the Company is out of compliance, these amounts have been shown as current.

NOTE H - LEASES

       The Company conducts a substantial portion of its operations utilizing leased facilities and equipment consisting of sales office, warehouses, manufacturing plant, and transportation and computer equipment. Generally, the leases provide for renewal for various periods at stipulated rates.

       The following is a schedule by year of future minimum lease payments under operating and capital leases, together with the present value of the net lease payments as of December 31, 2000:

                                                    Capital        Operating
        Year ending December 31,                      leases         leases
        ------------------------
                                                    -----------   -------------
            2001                                   $    46,718   $     320,526
            2002                                         8,523         324,713
            2003                                         4,389         329,037
            2004                                         3,657         226,298
            2005                                             -         191,688
            Thereafter                                       -         175,714
                                                    -----------   -------------
        Future minimum lease payments                   63,287   $   1,567,976
                                                                  =============
        Amounts representing interest                   (9,756)
                                                    -----------
        Present value of net minimum lease              53,531
        paymentsLess current maturities                 39,274
                                                    -----------
                                                   $    14,257
                                                    ===========

       The building leases provide for payment of property taxes, insurance and maintenance costs by the Company. One of the buildings is leased from related parties (Note I). Rental expense for operating leases totaled $325,722 and $743,552 for 2000 and 1999, respectively.

       The Company has an option to renew one building lease with related parties, for two additional ten-year periods upon expiration of the term in 2006 (Note I).

       Property and equipment includes $271,423 of equipment under capital leases at both December 31, 2000 and 1999. Accumulated amortization amounted to $181,881 and $138,951 at December 31, 2000 and 1999,
       respectively, for equipment under capital leases.

NOTE I - RELATED PARTY TRANSACTIONS

       Lease

       The Company entered into a lease for manufacturing and office space with another company owned by certain stockholders of the Company (Note H). The terms of the lease include monthly payments to the lessor of $15,974 for a period of ten years after which the lease is renewable for two additional ten-year periods.

       NOTE I - RELATED PARTY TRANSACTIONS - CONTINUED

       Note payable

       At various times during 2000 the Company had amounts due to stockholders. The balance due to stockholders at December 31, 2000 and 1999 was $1,020,966 and $1,035,966, respectively. Interest associated with amounts due to stockholders is accrued at 10 percent, was $103,305 at December 31, 2000 and is included in accrued liabilities. The Company also has an additional 10 percent note due to its president for $68,000 at December 31, 2000 (Note G).

       Common Stock

       In 1999, Circuit entered into an agreement with Cogent, a financial consulting firm, whereby Cogent agreed to assist and provide consulting services to Circuit in connection with a possible merger or acquisition. Pursuant to the terms of this agreement, the Company issued 12,000,000 restricted shares of our common stock to Cogent in July 2000 in connection with our acquisition of the assets and certain liabilities of Circuit. The principal of Cogent was a director of Circuit from 1999 through July 1, 2000.

NOTE J - ACCRUED LIABILITIES

       Accrued liabilities include $1,316,645 of delinquent payroll taxes including estimated interest and penalties of $95,604 and $111,004, respectively. As of December 31, 2000, the Company has negotiated a payment schedule with the state of Utah requiring 12 monthly payments of $10,863.

NOTE K - LITIGATION

       Circuit (the surviving accounting entity, Note A1) is a defendant in an alleged breach of a facilities sublease agreement in Colorado. A lawsuit was filed in which the plaintiff seeks to recover past due rent, future rent, and other lease charges. Management and the Company's attorneys have estimated the range of potential loss to be between $0 and $2,500,000. The wide range is due to two rent calculation methods written in the master lease. Under one calculation, the amount would be minimal. Under the other calculation, the amount would represent all future rent (reduced by rent received from future tenants). The Company filed a suit against the landlord for an amount in excess of $500,000 for missing equipment. Rent has been accrued through December 31, 2000 and is included in accrued liabilities.

       Circuit is also the defendant in numerous legal actions primarily resulting from nonpayment of vendors for goods and services received. The Company has accrued the payables and is currently in the process of negotiating settlements with these vendors.

NOTE L - LOSS PER COMMON SHARE


       The following data show the shares used in computing loss per common share:

                                                                                2000              1999
                                                                           --------------   ---------------



              Common shares outstanding during entire period                 129,271,560      109,887,630

              Net weighted-average common shares issued during period
                                                                              13,493,995        9,408,950
                                                                           --------------   ---------------
              Weighted-average number of common shares used in basic
                 and diluted EPS                                             142,765,555      119,296,580
                                                                           ==============   ===============


NOTE L - LOSS PER COMMON SHARE - CONTINUED

       The Company has no common stock equivalents and therefore basic and diluted EPS are the same.

NOTE M - INCOME TAXES

       The Company operated, for tax purposes, as a corporation under provisions of Subchapter S of the Internal Revenue Code through May 10, 2000. During this period, taxes on income of the Company flowed through to the stockholders. Accordingly, the Company was not subject to federal income taxes on Company operating results for the period in which the S election was in existence, and no provision or current liability or asset for federal or state income taxes for those periods has been reflected.

       On May 10, 2000, the Company revoked their S election and became a taxable entity. Effective with the change, in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting.

       Income tax expense at December 31, 2000, consists of the following:

            Current                                       $           -
            Deferred                                                  -
                                                           -------------
                                                          $           -
                                                           =============

       The tax effects of temporary differences which gave rise to deferred tax assets and liabilities at December 31, 2000, are as follows:

        Current deferred tax assets
            Inventory reserve                                     $    262,297
            Bad debt reserve                                            30,773
            Vacation reserve                                            13,591
            LIFO Inv. 263A calculation                                 148,617
                                                                   -------------
                                                                       455,278
                                                                   -------------

        Long-term deferred tax assets (liabilities)
            Research and development credit                             53,974
            Research and development capitalized                         1,605
            Net operating loss carryforward                          1,446,233
            Intellectual property                                      200,053
            Depreciation                                               (74,714)
                                                                   -------------
                                                                     1,627,151
                                                                   -------------
                                                                     2,082,429
        Valuation allowance                                         (2,082,429)
                                                                   -------------
                                                                  $          -
                                                                   =============


NOTE M - INCOME TAXES - CONTINUED

       The Company has sustained net operating losses in both of the periods presented. There were no deferred tax assets or income tax benefits recorded in the financial statements for net deductible temporary differences or net operating loss carryforwards because the likelihood of realization of the related tax benefits cannot be established. Accordingly, a valuation allowance has been recorded to reduce the net deferred tax asset to zero and consequently, there is no income tax provision or benefit presented for the year ended December 31, 2000.

       As of December 31, 2000, the Company had net operating loss carryforwards for tax reporting purposes of approximately $3,877,300 expiring in various years through 2020. Utilization of approximately $1,194,000 of the total net operating loss is dependent on the future profitable operation of Racore Technology Corporation under the separate return limitation rules and limitations on the carryforward of net operating losses after a change in ownership.

NOTE N - SEGMENT INFORMATION

       Segment information has been prepared in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The Company has two reportable segments; electronics assembly and Ethernet technology. The electronics assembly segment manufactures and assembles circuit boards and electronic component cables. The Ethernet technology segment designs and manufactures Ethernet cards. The accounting policies of the segments are consistent with those described in the summary of significant accounting policies. The Company evaluates performance of each segment based on earnings or loss from operations. Selected segment information is as follows:



                                                            Electronics       Ethernet
                        2000                                 Assembly        Technology         Total
                        ----
                                                          --------------   -------------   --------------
        Sales to external customers                      $   4,686,045    $   1,687,051   $   6,373,096
        Intersegment sales                                   1,015,349           40,423       1,055,772
        Segment loss                                        (4,179,654)      (1,229,248)     (5,408,902)
        Segment assets                                       3,916,774          854,806       4,771,580
        Depreciation and amortization                          687,802          273,704         961,506

                      1999
        Sales to external customers                      $   7,954,824    $   1,905,665   $   9,860,489
        Intersegment sales                                   1,531,642            7,174       1,538,816
        Segment loss                                        (3,818,927)      (1,280,627)     (5,099,554)
        Segment assets                                       6,655,078        1,216,921       7,871,999
        Depreciation and amortization                          807,113          273,080       1,080,193

                      Sales                                                 2000               1999
                      -----
                                                                       --------------    --------------
        Total sales for reportable segments                           $   7,428,868     $   11,399,305
        Elimination of intersegment sales                                (1,055,772)        (1,538,816)
                                                                       --------------    --------------
                   Consolidated net sales                             $   6,373,096     $    9,860,489
                                                                       ==============    ==============

                     Net Loss
        Net loss for reportable segments                              $  (5,408,902)    $   (5,099,554)
        Elimination of intersegment losses                                1,229,248          1,330,649
                                                                       --------------    --------------
                   Consolidated net loss                              $  (4,179,654)    $   (3,768,905)
                                                                       ==============    ==============


NOTE N - SEGMENT INFORMATION - CONTINUED

                   Total Assets
        Total assets for reportable segments                          $   4,771,580     $    7,871,999
        Elimination of intersegment amounts                                (154,790)          (893,888)
                                                                       --------------    --------------
                   Consolidated total assets                          $   4,616,790     $    6,978,111
                                                                       ==============    ==============

NOTE O - REVENUES

       All revenue-producing assets are located in North America. Revenues are attributed to the geographic areas based on the location of the customers purchasing the products.

       The Company's net sales by geographic area are as follows:

                                                     2000               1999
                                                --------------    --------------
        North America                          $   5,967,106     $    8,674,051
        Europe/Africa/Middle East                    390,808            789,906
        Asia/Australia                                15,182            396,532
                                                --------------    --------------
                                               $   6,373,096     $    9,860,489
                                                ==============    ==============

NOTE P - FOURTH QUARTER ADJUSTMENTS

       In the fourth quarter of 2000, the Company recorded various adjustments that approximated $1.9 million in additional expense that affect, in part, previous quarters of 2000. The adjustments were recorded as follows:

1)       Adjustments to inventory of $462,280,
2)       Additional depreciation expense of $136,706,
3)       Additional payable accruals of $815,695,
4)       Additional interest expense of $257,600, and
5) Payroll penalties and interest on nonremitted payroll withholdings of $206,608.

NOTE Q - RESTATEMENT

       The financial statements at and for the year ended December 31, 2000 have been restated to reflect corrections to recognize $300,900 reduction in inventory, $45,213 write off of accounts receivable and other assets, and $1,041,653 of additional accounts payable and accrued liabilities. It has been determined that adjustments are necessary to write down inventory purchased for specific customers that does not have alternative use and record accounts payable and accrued liabilities that should have been recognized in 2000. Accordingly, the cost of sales has been increased by $600,669, selling, general and administrative expenses has been increased by $508,485, interest expense has been increased by $207,958, and other income decreased by $70,654 in the consolidated statement of operations for the year ended December 31, 2000.

                               CIRTRAN CORPORATION
                                 And Subsidiary

                          INTERIM FINANCIAL STATEMENTS
                                   (UNAUDITED)


                                  JUNE 30, 2001



                       CirTran Corporation and Subsidiary

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

                                     Assets

                                                                                         June 30,       December 31,
                                                                                           2001             2000
                                                                                      -------------   ----------------
                                                                                        (restated)       (restated)
Current assets
    Cash and cash equivalents                                                        $         427   $        11,068
    Trade accounts receivable, net of allowance for doubtful
      accounts of $111,603 in 2001 and $82,502 in 2000                                     494,181           874,097
    Inventories                                                                          1,718,172         1,755,786
    Other                                                                                  102,636            94,176
                                                                                      -------------   ----------------
           Total current assets                                                          2,315,416         2,735,127

PROPERTY And Equipment, net                                                              1,638,855         1,871,076

Other assets, net                                                                            9,572            10,587
                                                                                      -------------   ----------------
                                                                                     $   3,963,843   $     4,616,790
                                                                                      =============   ================

                      Liabilities and STOCKHOLDERS' DEFICIT


Current liabilities
    Checks written in excess of cash in bank                                         $      73,456   $          5,491
    Accounts payable                                                                     1,906,609          1,561,752
    Accrued liabilities                                                                  2,988,295          2,339,949
    Notes payable to stockholders                                                        1,020,966          1,020,966
    Current maturities of capital lease obligations                                         39,274             39,274
    Current maturities of long-term obligations                                          3,417,090          3,432,090
                                                                                      -------------   ----------------
           Total current liabilities                                                     9,445,690          8,399,522
long-term obligations, less current maturities                                             441,041            529,964

capital lease obligations, less current maturities                                          12,257             14,257

Commitments                                                                                      -
                                                                                                                    -
STOCKHOLDERS' DEFICIT
    Common stock, $0.001 par value; Authorized 750,000,000 shares; issued and
      outstanding; 156,301,005 in 2001 and 2000                                            156,301            156,301
    Additional paid-in capital                                                           5,664,154          5,664,154
    Accumulated deficit                                                                (11,755,600)       (10,147,408)
                                                                                      -------------   ----------------
           Total stockholders' deficit                                                  (5,935,145)        (4,326,953)
                                                                                      -------------   ----------------
                                                                                     $   3,963,843   $      4,616,790
                                                                                      =============   ================





        The accompanying notes are an integral part of these statements.


                       CirTran Corporation and Subsidiary

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                      Six months ended
                                                                          June 30,
                                                          -----------------------------------------
                                                                 2001                  2000
                                                          -------------------   -------------------
                                                               (restated)            (restated)
Net sales                                                $    1,070,965        $    2,680,038

Cost of sales                                                   851,251             2,183,107
                                                          -------------------   -------------------
           Gross profit                                         219,714               496,931

Selling, general and administrative expenses                  1,288,499             1,371,797
                                                          -------------------   -------------------

           Income (loss) from operations                     (1,068,785)             (874,866)

Other income (expense)
    Interest expense                                           (543,507)             (308,317)
    Other, net                                                    4,100                   400
                                                          -------------------   -------------------
                                                               (539,407)             (307,917)

           Income (loss) before income taxes                 (1,608,192)           (1,182,783)

Income tax expense                                                    -                     -
                                                          -------------------   -------------------
           Net LOSS                                      $   (1,608,192)       $   (1,182,783)
                                                          ===================   ===================
Net loss per common share
   Basic                                                 $        (0.01)       $        (0.01)
   Diluted                                                        (0.01)                (0.01)

Weighted-average common and
   diluted common equivalent
   shares outstanding
    Basic                                                     156,301,005           132,191,362
    Diluted                                                   156,301,005           132,191,362



        The accompanying notes are an integral part of these statements.




                       CirTran Corporation and Subsidiary

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Six months ended June 30,
                                                                                        -------------------------------
                                                                                             2001             2000
                                                                                        --------------  ---------------
                                                                                          (restated)       (restated)

Increase (decrease) in cash and cash equivalents
    Cash flows from operating activities
       Net loss                                                                        $   (1,608,192) $   (1,182,783)
       Adjustments to reconcile net loss to net
         cash provided by (used in) operating activities
           Depreciation and amortization                                                      234,065         336,999
           Provision for loss on trade receivables                                             29,101               -
           Reserve for inventory obsolescence                                                       -          78,000
           Changes in assets and liabilities
               Trade accounts receivable                                                      350,815             664
               Inventories                                                                     37,614        (267,528)
               Other assets                                                                    (7,445)              -
               Accounts payable                                                               344,857        (254,082)
               Accrued liabilities                                                            648,346         377,557
                                                                                        --------------  ---------------
                  Total adjustments                                                         1,637,253         271,610
                                                                                        --------------  ---------------
                  Net cash provided by (used in) operating activities                          29,161        (911,173)
                                                                                        --------------  ---------------
    Cash flows from investing activities
       Purchase of property and equipment                                                      (1,844)         (7,553)
       Acquisition costs                                                                            -          (5,693)
                                                                                        --------------  ---------------
                  Net cash used in investing activities                                        (1,844)        (13,246)
    Cash flows from financing activities
       Decrease in receivable from stockholders                                                     -          30,000
       Increase (decrease) in checks written in excess
         of cash in bank                                                                       67,965          (8,844)
       Net change in line of credit                                                                 -          27,820
       Principal payments on long-term obligations                                           (103,923)       (194,902)
       Principal payments on capital leases                                                    (2,000)         (1,555)
       Purchase of outstanding stock                                                                -         (80,000)
       Issuance of common stock                                                                     -       1,151,600
                                                                                        --------------  ---------------
                  Net cash (used in) provided by financing activities                         (37,958)        924,119
                                                                                        --------------  ---------------
                  Net decrease in cash and cash equivalents                                   (10,641)           (300)
Cash and cash equivalents at beginning of period                                               11,068             500
                                                                                        --------------  ---------------

Cash and cash equivalents at end of period                                             $          427  $          200
                                                                                        ==============  ===============

Supplemental disclosure of cash flow information
------------------------------------------------
Cash paid during the period for
    Interest                                                                           $       35,572  $      308,317


        The accompanying notes are an integral part of these statements.

                       CirTran Corporation and Subsidiary

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 2001 and 2000



NOTE A - BASIS OF PRESENTATION

       The accompanying unaudited condensed consolidated financial statements of CirTran Corporation and Subsidiary (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information and with the instructions to Form 10-QSB. Accordingly, these financial statements do not include all of the information and footnote disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. These financial statements and footnote disclosures should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2000. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to fairly present the Company's consolidated financial position as of June 30, 2001, its consolidated results of operations for the three months ended June 30, 2001 and 2000 and its consolidated results of operations and cash flows for the six months ended June 30, 2001 and 2000. The results of operations for the three months and six months ended June 30, 2001, may not be indicative of the results that may be expected for the year ending December 31, 2001.


NOTE B - INVENTORIES

       Inventories consist of the following:

                                                 June 30,        December 31,
                                                   2001              2000
                                               ------------    ---------------
           Raw materials                      $  1,619,228    $      1,634,178
           Work in process                         187,906             169,676
           Finished goods                          456,904             497,798
                                               ------------    ---------------
                                                 2,264,038           2,301,652
           Less reserve for obsolescence           545,866             545,866
                                               ------------    ---------------
                                              $  1,718,172    $      1,755,786
                                               ============    ===============


NOTE C - MERGER AGREEMENT


       Effective July 1, 2000, all of the assets and certain liabilities of Circuit Technology Corporation (Circuit) were acquired by CTI Systems, Inc. (CTISI), a wholly owned subsidiary of Vermillion Ventures, Inc.
       (VVI), an inactive corporation. The stockholders of Circuit received 150,000,000 shares of VVI common stock in the transaction of which 12,000,000 shares were paid by Circuit to Cogent Capital Corp. for services performed in facilitating the transaction. CTISI subsequently changed its name to CirTran Corporation.


       The  merger  was  accounted  for  as a  reverse  acquisition  of  CirTran
       Corporation by Circuit. Although CirTran Corporation will be the surviving legal entity, for accounting purposes Circuit was treated as the surviving accounting entity.


NOTE D - LITIGATION

       Circuit (the surviving accounting entity, Note C) is a defendant in an alleged breach of a facilities sublease agreement in Colorado. A lawsuit was filed in which the plaintiff seeks to recover past due rent, future rent, and other lease charges. Management and the Company's attorneys have estimated the range of potential loss to be between $0 and $2,500,000. The wide range is due to two rent calculation methods written in the master lease. Under one calculation, the amount would be minimal. Under the other calculation, the amount would represent all future rent (reduced by rent received from future tenants). The Company filed a suit against the landlord for an amount in excess of $500,000 for missing equipment. Rent has been accrued through December 31, 2000 and is included in accrued liabilities.

       Circuit is also the defendant in numerous legal actions primarily resulting from nonpayment of vendors for goods and services received. The Company has accrued the payables and is currently in the process of negotiating settlements with these vendors.

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 24.          Indemnification of Directors and Officers

Our Bylaws provide, among other things, that our officers or directors are not personally liable to us or to our stockholders for damages for breach of fiduciary duty as an officer or director, except for damages for breach of such duty resulting from (a) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law, or (b) the unlawful payment of dividends. Our Bylaws also authorize us to indemnify our officers and directors under certain circumstances. We anticipate we will enter into indemnification agreements with each of our executive officers and directors pursuant to which we will agree to indemnify each such person for all expenses and liabilities incurred by such person in connection with any civil or criminal action brought against such person by reason of their being an officer or director of the Company. In order to be entitled to such indemnification, such person must have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and, with respect to criminal actions, such person must have had no reasonable cause to believe that his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.


Item 25.          Other Expenses of Issuance And Distribution


We will pay all expenses in connection with the registration and sale of the common stock by the selling shareholders. The estimated expenses of issuance and distribution are set forth below.

Registration Fees                                   $     1,324.46
Transfer Agent Fees                                       1,000.00
Costs of Printing and Engraving                           5,000.00
Legal Fees                                               15,000.00
Accounting Fees                                           5,000.00
                                                    --------------
    Total Estimated Costs of Offering               $    27,324.46


Item 26. Recent Sales of Unregistered Securities

In April 1999, as Vermillion Ventures, Inc., we issued 200,000,000 restricted shares of our common stock (equivalent to 1,000,000 shares of common stock as presently constituted), valued at $0.0001 per share ($20,000 in the aggregate) to Milagro Holdings, Inc. for services rendered in connection with the revival of Vermillion to seek a new business opportunity. Milagro was an affiliate of Vermillion's principal, and for the purposes of this issuance, Vermillion relied on the exemption from the registration and prospectus delivery requirements provided by Section 4(2) of the Securities Act of 1933.

In July 2000, we issued an aggregate of 10,000,000 restricted shares of common stock (150,000,000 shares of common stock as presently constituted) to Circuit Technology, Inc. ("CTI") in connection with our acquisition of the assets and liabilities of CTI. Of these restricted shares, 9,200,000 were distributed on a pro-rata basis by way of liquidation to, and registered in the name of, CTI's shareholders, from each of whom we obtained investment representation letters. The balance of 800,000 common shares issued pursuant to the CTI acquisition were paid to Cogent Capital Corp. in respect of financial advisory services rendered in connection with the acquisition. See above under the section entitled "Certain Relationships and Related Transactions." For the purpose of these stock issuances, the Company relied on the exemption from the registration and prospectus delivery requirements provided by Section 4(2) of the Securities Act of 1933.

In July 2000, concurrent with our acquisition of CTI's assets, we issued 25,333 restricted shares of our common stock to Milagro, Holdings, Inc. and 1,000 restricted shares of our common stock (379,995 shares and 15,000 shares, respectively, as presently constituted) to each of Kurt Hughes and John Lambert, in payment of services rendered to us in connection with the CTI acquisition. For the purpose of these stock issuances, we relied on the exemption from the registration and prospectus delivery requirements provided by Section 4(2) of the Securities Act of 1933. No broker was involved and no commissions were paid in connection with these transactions.

In November 2000, we issued 352,070 restricted shares of our common stock (1,716,375 shares as presently constituted) to Future Electronics Corporation in exchange for $324,284 in debt relief. For the purpose of this stock issuance, we relied on the exemption from the registration and prospectus delivery requirements provided by Section 4(2) of the Securities Act of 1933. No broker was involved and no commissions were paid in connection with this transaction.

In 2000, prior to our acquisition of CTI, CTI sold 830 restricted shares of its common stock (subsequently exchanged following our acquisition of CTI into 627,238 restricted shares of our common stock, or 9,408,570 shares as presently constituted) for $945,473 to 29 accredited investors in reliance on the exemption from registration requirements set forth in Section 4(2) of the Securities Act of 1933. During 1999, CTI sold 1,881 restricted shares of its common stock (subsequently exchanged following our acquisition of CTI into 1,421,488 restricted shares of our common stock, or 21,322,320 shares as presently constituted) for $2,171,235 to 19 accredited investors in reliance on the exemption from registration requirements set forth in Section 4(2) of the Securities Act of 1933.

In July 2001, we issued 175,000 shares of common stock (2,625,000 shares as presently constituted) pursuant to the exercise of stock options previously granted pursuant to our 2001 Stock Plan.


Item 27. Exhibits

Copies of the following documents are filed with this registration statement as exhibits:

   Exhibit No.                                                  Document
3.1 Articles of Incorporation (previously filed as Exhibit No. 2 to the Company's 8-K dated July 1, 2000, Commission File No. 33-13674-LA, and incorporated herein by reference).

3.2 Bylaws (previously filed as Exhibit No. 3 to the Company's 8-K dated July 1, 2000, Commission File No. 33-13674-LA, and incorporated herein by reference).

3.3                 Amendment to Articles of Incorporation dated July 20, 2001

5.1**               Opinion Re:  Legality

10.                 Material Contracts:

                    10.1 Lease Agreement dated 2 November 1996 between I & R Properties, LLC and Circuit Technology, Inc. (previously filed as Exhibit No. 4 to the Company's 8-K dated July 1, 2000, Commission File No. 33-13674-LA, and incorporated herein by reference).
                    10.2 Financial Advisory Agreement dated 12 May 1999 between Circuit Technology, Inc. and Cogent Capital Corp. (previously filed as Exhibit No. 2 to the Company's Annual Report filed on Form 10-KSB for the year ending 12/31/00, Commission File No. 33-13674-LA, and incorporated herein by reference).
                    10.3 Form of Product Representative Agreement between CirTran Corporation and a Representative (previously filed as Exhibit No. 3 to the Company's Annual Report filed on Form 10-KSB for the year ending 12/31/00, Commission File No. 33-13674-LA, and incorporated herein by reference).
                    10.4 Security and Loan Agreement dated April 6, 1998 between Imperial Bank and Circuit Technology, Inc. (previously filed as Exhibit No. 4 to the Company's Annual Report filed on Form 10-KSB for the year ending 12/31/00, Commission File No. 33-13674-LA, and incorporated herein by reference).
                    10.5 Line of Credit Purchase Agreement dated May 1, 2000 between Imperial Bank and Abacus Ventures, Inc. (previously filed as Exhibit No. 5 to the Company's Annual Report filed on Form 10-KSB for the year ending 12/31/00, Commission File No. 33-13674-LA, and incorporated herein by reference).
                    10.6 Assignment of Loan dated May 1, 2000 from Imperial Bank to Abacus Ventures, Inc. (previously filed as Exhibit No. 6 to the Company's Annual Report filed on Form 10-KSB for the year ending 12/31/00, Commission File No. 33-13674-LA, and incorporated herein by reference).
                    10.7 Unsecured Promissory Note for $73,000.00 dated November 3, 2000 from CirTran Corporation to Future Electronics Corporation (previously filed as Exhibit No. 7 to the Company's Annual Report filed on Form 10-KSB for the year ending 12/31/00, Commission File No. 33-13674-LA, and incorporated herein by reference).
                    10.8 Unsecured Promissory Note for $166,000.00 dated November 3, 2000 from CirTran Corporation to Future Electronics Corporation (previously filed as Exhibit No. 8 to the Company's Annual Report filed on Form 10-KSB for the year ending 12/31/00, Commission File No. 33-13674-LA, and incorporated herein by reference).
                    10.9 Lock-Up Agreement dated November 3, 2000 between Iehab Hawatmeh and Future Electronics Corporation (previously filed as Exhibit No. 9 to the Company's Annual Report filed on Form 10-KSB for the year ending 12/31/00, Commission File No. 33-13674-LA, and incorporated herein by reference).
                     10.10 Lock-Up Agreement dated November 3, 2000 between Raed Hawatmeh and Future Electronics Corporation (previously filed as Exhibit No. 10 to the Company's Annual Report filed on Form 10-KSB for the year ending 12/31/00, Commission File No. 33-13674-LA, and incorporated herein by reference).
                    10.11 Lock-Up Agreement dated November 3, 2000 between Roger Kokozyon and Future Electronics Corporation (previously filed as Exhibit No. 11 to the Company's Annual Report filed on Form 10-KSB for the year ending 12/31/00, Commission File No. 33-13674-LA, and incorporated herein by reference).
                    10.12 Registration Rights Agreement dated November 3, 2000 between CirTran Corporation and Future Electronics Corporation (previously filed as Exhibit No. 12 to the Company's Annual Report filed on Form 10-KSB for the year ending 12/31/00, Commission File No. 33-13674-LA, and incorporated herein by reference).
                    10.13 Promissory Note and Confession of Judgment dated September 26, 2000 by Circuit Technology Corp. in favor of Arrow Electronics, Inc. (previously filed as Exhibit No. 13 to the Company's Annual Report filed on Form 10-KSB for the year ending 12/31/00, Commission File No. 33-13674-LA, and incorporated herein by reference).
                    10.14 Promissory Note and Confession of Judgment dated November 16, 2000 by Circuit Technology Corp. in favor of Sager Electronics (previously filed as Exhibit No. 14 to the Company's Annual Report filed on Form 10-KSB for the year ending 12/31/00, Commission File No. 33-13674-LA, and incorporated herein by reference).
                    10.15 Confession of Judgment dated November 3, 2000 by CirTran Corporation and Iehab Hawatmeh in favor of Future Electronics Corporation (previously filed as Exhibit No. 15 to the Company's Annual Report filed on Form 10-KSB for the year ending 12/31/00, Commission File No. 33-13674-LA, and incorporated herein by reference).
                              10.16 Settlement Agreement and Release of Claims dated November 3, 2000 between CirTran Corporation, Iehab Hawatmeh and Future Electronics Corporation (previously filed as Exhibit No. 16 to the Company's Annual Report filed on Form 10-KSB for the year ending 12/31/00, Commission File No. 33-13674-LA, and incorporated herein by reference).
                    10.17* Sublease dated 30 November 1998 between Colorado Electronics Corporation, LLC and Circuit Technology Corporation
                    10.18* Attornment Agreement dated 30 November 1998 among Sun Borne XII, LLC et al, Colorado Electronics Corporation LLC and Circuit Technology Corporation

11.                 Statement Re:  Computation of Per Share Earnings
                        (Included in Financial Statements)

21.*                Subsidiaries of the Registrant

23.1*               Consent of Grant Thornton LLP

23.2*               Consent of Counsel

24.                 Power of Attorney (Included on Signature Page of
                    Registration Statement)
---------------
*      Filed herewith.
**    To be filed by amendment.

Item 28. Undertakings

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To specify in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) (Section 230.4242(b) of Regulation S-B) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii)To include any additional or changed material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)      To remove from registration by means of a post-effective  amendment any
         of  the  securities   being  registered  which  remain  unsold  at  the
         termination of the offering.

                                   SIGNATURES


In accordance with the requirements of the Securities Act of 1933, as amended, we certify that we have reasonable grounds to believe that we meet all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on our behalf by the undersigned, in the city of Salt Lake City, Utah, on October 29, 2001.

                                    CIRTRAN CORPORATION
                                    A Nevada Corporation

                                    By:      /s/ Iehab Hawatmeh
                                             -----------------------------------
                                                  Iehab Hawatmeh
                                    Its:          President and Director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:


/s/ Iehab Hawatmeh                                   October 29, 2001
---------------------------------------------
Iehab Hawatmeh
President, Chief Financial Officer and Director

/s/ Raed Hawatmeh                                    October 29, 2001
----------------------------------------------
Raed Hawatmeh
Director

/s/ Trevor Saliba                                    October 29, 2001
----------------------------------------------
Trevor Saliba
Director

                                POWER OF ATTORNEY

The person whose signature appears below constitutes and appoints and hereby authorizes Iehab Hawatmeh with the full power of substitution, as attorney-in-fact, to sign in such person's behalf, individually and in his capacity as a director, and to file any amendments, including post-effective amendments to this Registration Statement.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following person in the capacity and on the date stated.


/s/ Raed Hawatmeh                   July 10, 2001
--------------------------
Raed Hawatmeh
Director

/s/ Trevor Saliba                   July 10, 2001
--------------------------
Trevor Saliba
Director